Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Interim financial information – September 30, 2008

Item 1

Convenience Translation into English from the Original Previously Issued in Portuguese)
Ultrapar Participações S.A. and Subsidiaries Interim financial information September 30, 2008

Ultrapar Participações S.A. and Subsidiaries

Interim financial information

September 30, 2008

Contents

Independent accountant’s review report	3 - 4

Identification	5

Balance sheets	6

Statements of income	7 - 8

Notes to the interim financial information	9 - 65

Independent accountant’s review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1.
We have reviewed the Quarterly Financial Information of Ultrapar Participações S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2008, comprising the balance sheet, the statements of income and of cash flows, management report and other relevant information, which are the responsibility of its management.

2.
Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information described above, for it to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information, including the Instruction CVM n° 469/08.

Independent accountant’s review report

4.
As mentioned in Note 2.n, on December 28, 2007 it was enacted Law 11.638/07, which has taken effect on January 1st, 2008. This law modified, revoked and introduced new devices in Law 6.404/76 (Corporate Law) and produced changes in accounting practices adopted in Brazil. Even though the mentioned law had already entered into force, some of its changes depend on standardizations by Regulation Boards to be applied by companies. In this way, and in this transition phase, the Brazilian Securities and Exchange Commission (CVM), through the Instruction 469/08, gave the option of non-adopting the devices of Law 11.638/07 in the preparation of Quarterly Financial Information. Accordingly, the Quarterly Financial Information for the quarter ended September 30, 2008, was prepared in accordance with specific instructions issued by the CVM and did not include all of the changes prescribed in the accounting practices introduced by Law 11638/07.

October 31, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo	Alexandre Heinermann
Accountant CRC 1SP160482/O-6	Accountant CRC 1SP228175/O-0

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	09/30/2008	06/30/2008	09/30/2007
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	31,895
3 - Total	136,096	136,096	81,325
Treasury Stock
4 - Common	7	7	7
5 - Preferred	2,300	2,300	580
6 - Total	2,307	2,307	587

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
01	Board of Director’s Meeting	08/06/2008	Dividends	08/22/2008	Common	0.89000
02	Board of Director’s Meeting	08/06/2008	Dividends	08/22/2008	Preferred	0.89000

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

September 30, 2008 and June 30, 2008

(In thousands of Brazilian Reais)

			Parent Company		Consolidated					Parent Company		Consolidated

Assets	Notes		9/30/2008	6/30/2008	9/30/2008	6/30/2008	Liabilities	Notes		9/30/2008	6/30/2008	9/30/2008	6/30/2008

Current							Current
Cash and banks			365	44	404,084	400,820	Loans and financing	15		1,285,180	1,244,047	1,636,481	1,730,964
Temporary cash investments	4		853,805	1,005,295	2,135,745	2,322,891	Suppliers			670	1,840	586,344	478,993
Trade accounts receivable	5		-	-	1,547,656	1,458,365	Salaries and related charges			100	95	144,848	125,578
Inventories	6		-	-	855,952	664,560	Taxes payable			290	285	92,091	80,837
Recoverable taxes	7		35,742	29,017	245,488	222,027	Dividends payable			41,197	39,749	47,242	46,364
Deferred income and social contribution taxes	9.	a	27,686	21,233	62,826	52,889	Income and social contribution taxes			-	-	19,490	6,012
Dividends receivable			-	32,398	-	-	Deferred income and social contribution taxes	9.	a	-	-	9,060	113
Other			460	7	92,220	18,643	Post-retirement benefits	23.	b	-	-	8,768	8,768
Prepaid expenses	10		1,121	1,784	14,521	20,915	Provision for contingencies	21.	a	-	-	24,695	11,177
							Other			2,948	2,948	18,083	33,708
Total current assets			919,179	1,089,778	5,358,492	5,161,110
							Total current liabilities			1,330,385	1,288,964	2,587,102	2,522,514
Noncurrent
Long-term assets
Long-term investments	4		-	-	30,164	120,605	Long-term liabilities
Trade accounts receivable	5		-	-	200,777	194,290	Loans and financing	15		-	-	1,731,334	1,518,509
Related companies	8		255,572	383,312	17,228	15,789	Related companies	8		451	451	4,613	4,673
Deferred income and social contribution taxes	9.	a	17,146	15,464	175,043	176,834	Deferred income and social contribution taxes	9.	a	-	-	1,853	1,730
Recoverable taxes	7		-	-	78,328	78,745	Provision for contingencies	21.	a	5,009	4,916	111,743	122,572
Escrow deposits			193	193	32,644	30,937	Post-retirement benefits	23.	b	-	-	85,268	85,233
Other			-	-	403	3,001	Other			-	-	16,398	16,436
Prepaid expenses	10		-	-	35,203	34,768
							Total noncurrentliabilities			5,460	5,367	1,951,209	1,749,153
			272,911	398,969	569,790	654,969
							Minority interest			-	-	37,987	36,509
Permanent assets
Investments:
Subsidiary	11.	a	4,837,086	4,504,453	-	-	Capital	16.	a	3,696,773	3,696,773	3,696,773	3,696,773
Affiliated companies	11.	b	-	-	13,176	13,025	Capital reserve	16.	c	3,664	3,664	1,156	1,058
Other			60	60	7,570	34,075	Revaluation reserve	16.	d	10,613	10,973	10,613	10,973
Property, plant and equipment	12		-	-	2,694,385	2,504,729	Profit reserves	16.e, 16.	f	925,423	925,423	925,423	925,423
Intangible	13		-	-	63,386	61,473	Treasury shares	16.	b	(132,535)	(132,535)	(138,235)	(138,462)
Deferred charges	14		3,219	-	557,901	569,191	Retained earnings			192,672	194,631	192,672	194,631

			4,840,365	4,504,513	3,336,418	3,182,493	Total minority interest and shareholders´ equity			4,696,610	4,698,929	4,688,402	4,690,396

Total non-current assets			5,113,276	4,903,482	3,906,208	3,837,462

Total assets			6,032,455	5,993,260	9,264,700	8,998,572	Total liabilities and shareholders' equity			6,032,455	5,993,260	9,264,700	8,998,572

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of income

For the quarter ended September 30, 2008 and 2007

(In thousands of Brazilian Reais, except for earnings per share)

			Parent Company		Consolidated

	Notes		9/30/2008	9/30/2007	9/30/2008	9/30/2007

Gross sales and services	2.	a	-	-	8,064,294	6,413,498
Taxes on sales and services, rebates, discounts and returns			-	-	(325,720)	(250,751)

Net sales and services			-	-	7,738,574	6,162,747
Cost of sales and services	2.	a	-	-	(7,204,515)	(5,684,189)

Gross profit			-	-	534,059	478,558

Equity in subsidiary and affiliated companies	11.a, 11.b		133,150	50,222	131	(85)

Operating (expenses) income			(12,084)	(10,687)	(355,977)	(341,592)
Selling			-	-	(155,497)	(139,579)
General and administrative			419	98	(135,262)	(136,917)
Management compensation			-	-	(1,713)	(1,512)
Depreciation and amortization			(12,503)	(10,781)	(67,512)	(64,409)
Other operating (expense) income, net			-	(4)	4,007	825

Income from operations before financial items			121,066	39,535	178,213	136,881
Financial income (expenses), net	19		(11,841)	(28,015)	(24,524)	(30,081)

Income from operations			109,225	11,520	153,689	106,800

Nonoperating income (expenses)	17		-	-	12,164	(962)

Income before taxes on income			109,225	11,520	165,853	105,838

Income and social contribution taxes			7,476	13,151	(44,548)	(27,890)
Current	9.	b	(659)	-	(53,346)	(51,038)
Deferred	9.	b	8,135	13,151	(1,378)	19,746
Benefit of tax holidays	9.b, 9.c		-	-	10,176	3,402

Income before minority interest and
employees statutory interest			116,701	24,671	121,305	77,948

Employees statutory interest			-	-	(3,082)	(1,635)
Minority interest			-	-	(1,522)	(51,642)

Net income	16.	i	116,701	24,671	116,701	24,671

Earnings per share (based on annual weighted average) - R$			0.87228	0.30557	0.87228	0.30557

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of income

For the nine-month periods ended September 30, 2008 and 2007

(In thousands of Brazilian Reais, except for earnings per share)

			Parent Company		Consolidated

	Notes		9/30/2008	9/30/2007	9/30/2008	9/30/2007

Gross sales and services	2.	a	-	-	21,588,256	14,139,495
Taxes on sales and services, rebates, discounts and returns			-	-	(929,899)	(621,513)

Net sales and services			-	-	20,658,357	13,517,982
Cost of sales and services	2.	a	-	-	(19,170,457)	(12,339,305)

Gross profit			-	-	1,487,900	1,178,677

Equity in subsidiary and affiliated companies	11.a, 11.	b	368,323	147,267	212	(214)

Operating (expenses) income			(36,755)	(21,618)	(1,008,331)	(829,643)
Selling			-	-	(426,877)	(317,360)
General and administrative			(47)	17	(395,373)	(351,234)
Management compensation			-	-	(5,371)	(4,124)
Depreciation and amortization			(36,697)	(21,632)	(201,657)	(161,827)
Other operating (expense) income, net			(11)	(3)	20,947	4,902

Income from operations before financial items			331,568	125,649	479,781	348,820
Financial income (expenses), net	19		(49,559)	(49,996)	(78,234)	(65,218)

Income from operations			282,009	75,653	401,547	283,602

Nonoperating income (expenses)	17		(1)	-	19,391	(2,907)

Income before taxes on income			282,008	75,653	420,938	280,695

Income and social contribution taxes			28,684	23,588	(100,081)	(77,187)
Current	9.	b	(659)	-	(126,151)	(128,385)
Deferred	9.	b	29,343	23,588	(79)	41,712
Benefit of tax holidays	9.b, 9.	c	-	-	26,149	9,486

Income before minority interest and
employees statutory interest			310,692	99,241	320,857	203,508

Employees statutory interest			-	-	(6,964)	(4,451)
Minority interest			-	-	(3,201)	(99,816)

Net income	16.	i	310,692	99,241	310,692	99,241

Earnings per share (based on annual weighted average) - R$			2.32225	1.22917	2.32225	1.22917

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

September 30, 2008

(In thousands of Brazilian Reais, unless otherwise stated)

1	Operations

Ultrapar Participações S.A. (the “Company”), with headquarters in the city of São Paulo, invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (“Ultragaz”), production and sale of chemicals (“Oxiteno”), and services in integrated logistics solution for special bulk (“Ultracargo”). After the acquisition of certain operations of the Ipiranga Group, in April 2007, the Company became engaged in the distribution of fuels/lubricants and related products in the South and Southeast Regions of Brazil (“Ipiranga”). The Company also became engaged in oil refining (“Refinery”) through its stake in Refinaria de Petróleo Ipiranga S.A.

2	Presentation of interim financial information and significant accounting practices

The accounting practices adopted by Ultrapar and its subsidiaries to record transactions and for the preparation of the interim financial information are those established by accounting practices derived from the Brazilian Corporate Law and the Brazilian Securities Commission (CVM).

a.	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

b.	Current and noncurrent assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), or at market value if lower. Temporary cash investments include the results from hedges and interest, as described in Notes 4 and 20 that management has held and intends to hold to maturity.

The allowance for doubtful accounts is recorded based on estimated losses and is considered sufficient by management to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production that does not exceed market value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Other assets are stated at the lower of cost or realizable value, including, when applicable, accrued income and monetary and exchange variation incurred or net of allowances for losses.

c.	Investments

Significant investments in subsidiaries and affiliated companies are recorded under the equity method, as shown in Note 11.

Other investments are stated at acquisition cost, net of allowances for losses, should the losses not be considered temporary.

d.	Property, plant and equipment

Stated at acquisition or construction cost, including financial charges incurred on constructions in progress and include revaluation write-ups based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95, as well as costs related to the maintenance of significant assets during scheduled factory maintenance operations.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 12, and is based on the economic useful life of the assets.

Leasehold improvements in gas stations are depreciated over the effective contract terms or the useful life of the assets, if shorter.

e.	Intangible

Stated at acquisition cost, net of allowance for losses, should the losses not be considered temporary, as shown in Note 13.

f.	Deferred charges

Deferred charges comprise costs incurred in the installation of the Company’s and its subsidiaries´ equipments at customers’ facilities amortized over the terms of the LPG supply contracts with these customers, reorganizations and projects expenses and goodwill on acquisition of subsidiaries, as stated in Note 14.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Current and noncurrent liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, monetary and exchange rate variations incurred until the interim financial information date.

h.	Income and social contribution taxes on income

Income and social contribution taxes, current and deferred are measured on the basis of effective rates and include the benefit of tax holidays, as mentioned in Note 9.b).

i.	Provision for contingencies

The provision for contingencies is recorded for contingent risks with an estimated probable loss, based on the opinion of the internal and external legal advisors and  management. Amounts are recorded based on the estimated costs and results of proceedings (see Note 21.a).

j.	Actuarial commitments with post-retirement benefits

Actuarial commitments with the post-retirement benefits plan granted and to be granted to employees, retired employees and pensioners (net of plan assets) are provided for based on the actuarial calculation prepared by an independent actuary in accordance with the projected credit unit method, as mentioned in Note 23.b).

k.	Basis for translation of the interim financial information of foreign subsidiaries

The interim financial information of foreign subsidiaries are translated into Brazilian Reais at the exchange rate in effect at the date of financial information. The criteria for preparation of financial information have been adapted to conform to accounting practices derived from the Brazilian Corporate Law.

l.	Supplementary statement

The Company is presenting the statement of cash flow as supplementary information, prepared in accordance with Accounting Standards and Procedures No. 20 (NPC) issued by IBRACON - Brazilian Institute of Independent Auditors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

m.	Use of estimates

The preparation of interim financial information in accordance with accounting practices derived from the Brazilian Corporate Law requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

n.	Modification in Law 11,638/07 (Brazilian Corporate Law)

On December 28, 2007, Law 11,638/07 was enacted. This law modified, revoked and introduced new provisions to Law 6,404/76 (Corporate Law), aiming at the increasing harmonization of the accounting practices adopted in Brazil to the International Financial Reporting Standards (IFRS), resulting from the rules issued by the International Accounting Standard Board (IASB).

The main changes and effects on the Company’s Interim Financial Information are summarized as follows:

•
Substitution of the Statement of Changes in Financial Position by the statement of Cash Flows. The Company already discloses the Statement of Cash Flows of the Parent and Consolidated Company in the annual financial statements and in its interim financial information.

•
Inclusion of the Statement of Value Added, applicable to publicly-held companies, which states the value added by the Company, as well as the composition of sources and allocation of these amounts. The Company already discloses the Statement of Value Added in its annual financial statements and will start to disclose it in the interim financial information as from next year.

•
Possibility of maintaining a separate bookkeeping to meet the tax law and, in the sequence, process the necessary adjustments to book the accounting practices. This practice was not yet adopted by the Company due to the lack of  rules that are still to be issued by the regulators.

•
Creation of a new subgroup of intangible assets in the balance sheet. This account will record the rights that have as object intangible assets that are destined for Company’s maintenance or that are exercised with this purpose, including goodwill. The Company already presents the group of intangibles in its financial statements (see Note 13). At the moment, the goodwill arising from acquisitions is demonstrated as deferred charges (see Note 14) and will be reclassified to intangibles as soon as the related regulations are issued.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•
Obligation to record the rights whose purpose is the maintenance of the Company’s activities in fixed assets, including those arising from operations, which transfer to the Company the benefits, risks and control of assets. Some subsidiaries of the Company have lease operations of fuel distribution and IT (information technology) equipment, which will be recorded as assets, liabilities and income in the year end financial statements of 2008. In Note 21.d), the effects of these lease operations are disclosed, in case these were capitalized. The Company will not have significant impacts in its net income for the period or in net equity due to this modification.

•
Only pre-operating and restructuring expenses, which will contribute, effectively, for the increase in the profitability in more than one year and which do not characterize just a cost reduction or increase of operational efficiency may be recorded as deferred charges. Note 14 details the balance of deferred charges, in which restructuring and pre-operating expenses will be maintained, as they contribute to the earnings of more than one year. The amounts related to goodwill will be reclassified to intangible assets, as previously mentioned.

•
In accordance with CVM Resolution no. 527, of November 1st , 2007, the Company has to analyze, on a regular basis, the return capacity of the amounts recorded as fixed assets, intangible and deferred charges, aiming to ensure that: (i) the potential loss for the non-return of these assets is charged to income in the case of a decision of discontinuing the activities related to these assets or when there is evidence that the income derived from operating these assets will not be sufficient to guarantee their realization, and (ii) the criterion used to estimate the remaining useful lives of the assets, necessary to record their depreciation, amortization and depletion, is revised and adjusted. Currently, the Company does not have a situation subject to the impairment of its assets.

•
There are requirements for the financial instruments, including derivatives, to be recorded: (i) considering their fair value or equivalent, when related to financial investments classified as tradeable or available for sale, or (ii) at acquisition cost or value issued, updated in accordance with legal or contractual provisions, adjusted for the probable realization value, when this is lower. The Company already discloses the information of fair value of financial instruments in the annual financial statements and interim financial information through Note 20, which indicates that the market value is higher than the accounting value in an amount of R$ 23,437 as of September 30, 2008 (R$ 33,790 as of June 30, 2008).

•
Creation of the caption “Equity valuation adjustments” under the Shareholders’ Equity in order to: (i) record the market price valuation of certain assets, mainly related to financial instruments; (ii) record the exchange rate variation of investments carried on subsidiaries located abroad, as determined by CVM’s  Resolution 534/08; (iii) record of amounts directly in the Shareholders’ Equity when required by an accounting pronouncement, and

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(iv) record the market value adjustments of assets and liabilities as a consequence of mergers and acquisitions occurred between non-related parties which entail change of control between parties. Item “(i)” could affect the Company’s Shareholders’ Equity as of September 30, 2008 in the estimated positive amount of R$ 23,437  (R$ 33,790 as of June 30, 2008) without significant effects on net income; for item (ii) no relevant impact was calculated in the net equity or income of the Company in the quarter. No situations were identified in which adjustments arising from items “(iii)” and “(iv)” would be necessary.

•
Introduction of the concept of present value adjustment for long-term assets and liabilities and for the relevant short-term accounts. The Company performed the present value calculation in accordance with the guidance included in CVM Instruction 469/08 and its explanatory note, and the related impact, both in the net equity as of September 30, 2008 and June 30, 2008, and in the income of the quarters ended September 30, 2008 and 2007 was not considered significant. The discount rate used was the Interbank Deposit Certificate rate (CDI), which is considered the opportunity cost for the financial yields of the Company.

•
Revocation of the possibility of recording: (i) the premium received in the issuance of debentures; and (ii) donations and subsidies for investment (including tax incentives) directly as capital reserve in Shareholders’ Equity. The Company does not have this type of reserve in its Shareholders’ Equity.

•	Option to keep or reverse existing revaluation balances. Management decided to keep existing revaluation reserve balances until their effective realization.

•
Requirement that the assets and liabilities of a Company to be merged, arising from transactions that involve the acquisition, merger or split-off between independent parties resulting in change of control, be recorded at fair market value. The Company and its subsidiaries did not realize operations of this nature up to the present moment.

•
Elimination of the relevance parameter for investment adjustment in related companies and in subsidiaries accounted for by the equity method, and substitution of the relevance parameter of 20% in the total capital of the investee to 20% of the voting capital of the investee. The Company will not suffer any effect due to this modification.

The estimates prepared by the Company on the impacts of Law 11,638/07 should be considered preliminary, as there are still a series of items to be regulated. These estimates correspond to the gross amounts and will not be subject to income and social contribution on income taxes under the terms of Art. 1 of the aforementioned law. The Company will continue to follow the progress of regulation concerning Law 11,638/07 prior to recording it in a definitive form.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

3	Consolidation principles

The consolidated interim financial information have been prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %

	09/30/2008		06/30/2008

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. – Tequimar	-	99	-	99
Melamina Ultra S.A. Indústria Química	-	99	-	99
Oxiteno S.A. Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Oxiteno México S.A. de C.V.	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	-	100	-	100
Oxiteno USA LLC	-	100	-	100
Oxiteno International Corp.	-	100	-	100
Oxiteno Overseas Corp.	-	100	-	100
Oxiteno Andina, C.A.	-	100	-	100
Oxiteno Europe SPRL	-	100	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	-	100	-	100
Oxiteno Agrícola Ltda.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-
Distribuidora de Produtos de Petróleo Ipiranga S.A.	100	-	100	-
Isa-Sul Administração e Participações Ltda.	-	100	-	100
Comercial Farroupilha Ltda.	-	100	-	100
Maxfácil Participações S.A. (**)	-	16	-	16
Companhia Brasileira de Petróleo Ipiranga (*)	100	-	100	-
am/pm Comestíveis Ltda. (*)	-	100	-	100
Centro de Conveniências Millennium Ltda. (*)	-	100	-	100
Ipiranga Comercial Importadora e Exportadora Ltda.	-	100	-	100
Ipiranga Trading Limited	-	100	-	100
Tropical Transportes Ipiranga Ltda.	-	100	-	100
Ipiranga Imobiliária Ltda.	-	100	-	100
Ipiranga Logística Ltda.	-	100	-	100
Maxfácil Participações S.A. (**)	-	34	-	34
Refinaria de Petróleo Ipiranga S.A. (***)	100	-	100	-
Sociedade Brasileira de Participações Ltda. (****)	100	-	-	100

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(*)
Distribution of fuels/lubricants and related products of these companies were divided between Ultrapar (South and Southeast Regions of Brazil) and Petrobras (North, Northeast and Center West Regions of Brazil) until April 2008.

(**)	Joint control among DPPI (16%), CBPI (34%) and União de Bancos Brasileiro S.A. – UNIBANCO (50%).

(***)
As informed in the “Material Event” of March 19, 2007 and the “Material Event” of April 18, 2007, oil refinery operations of Refinaria de Petróleo Ipiranga S.A. are equally shared among Petrobras, Ultrapar and Braskem, and the subsidiary was proportionality consolidated in accordance with Article 32 of CVM Instruction No. 247/96.

(****)
On August 06, 2008 the indirect subsidiary Ipiranga Administração de Bens Móveis Ltda.  had its social denomination changed to Sociedade Brasileira de Participações Ltda., and became a direct subsidiary of Ultrapar Participações S.A.

On April 18, 2007 the Company, together with Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”), acquired a controlling interest in the Ipiranga Group, as informed in the “Material Event” published on that date. Under the terms of the Acquisition Agreement signed by the three buyers, the Company acted as a commission agent for Braskem and Petrobras in relation to the acquisition of their assets, and for itself for the acquisition of the fuels/lubricants distribution and related products businesses located in the South and Southeast Regions of Brazil and Empresa Carioca de Produtos Químicos S.A., keeping the brand Ipiranga. Petrobras holds the control of fuel distribution and lubricant businesses located in the North, Northeast and Center West Regions of Brazil (“North Distribution Assets”), and Braskem holds control of the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and its ownership in Copesul – Companhia Petroquímica do Sul (“Copesul”) (“Petrochemical Assets”).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The transaction was structured in 4 stages:

(i)	Acquisition of Ipiranga Group controlling interest (occurred on April 18, 2007);

(ii)
Tag along offering for the purchase of common shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), Refinaria de Petróleo Ipiranga S.A. (“RPI”) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) (occurred on October 22, 2007 for DPPI and RPI and on November 8, 2007 for CBPI);

(iii)	Merger of the remaining shares of CBPI, RPI and DPPI into Ultrapar (occurred on December 18, 2007) with the recognition of a concurrent accounts receivable from Braskem and Petrobras; and

(iv)
Segregation of assets among Ultrapar, Petrobras and Braskem. Petrochemical Assets were withdrawn from RPI, DPPI and CBPI in February, 2008. CBPI was split-up and its assets segregated in April 2008. As a consequence of these steps the accounts receivable created in step (iii) was received by the Company.

The assets, liabilities and income of Ipiranga/Refinery have been reflected in the Company’s financial statements since April, 2007.

In 2008 Empresa Carioca de Produtos Químicos S.A. (“EMCA”) became a subsidiary of U.A.T.S.P.E. Empreendimentos e Participações Ltda. and is no longer a subsidiary of Companhia Brasileira de Petróleo Ipiranga. The main reason for this change was to relocate EMCA under the chemical business of the Company.

Oxiteno S.A. Indústria e Comércio, through its subsidiary Barrington S.L., established Oxiteno Europe SPRL in May, 2008, located in Brussels. This new company is part of the international expansion process of Oxiteno.

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the interim financial information.

In June 2008 the Company, through the subsidiary Terminal Químico de Aratu S.A - Tequimar, signed an agreement for the Purchase/Sale of shares corresponding to 100% of shares of União Terminais e Armazéns Gerais Ltda. The Company reported a Material Notice on June 6, 2008 with further information about the transaction. On the same date, the subsidiary deposited R$ 241 million in a current bank account, representing 50% of the price. On October 13, 2008 the Company announced to the market the partial closing of acquisition, as described in the Note 25.

In August 2008 the Company, through its subsidiary Sociedade Brasileira de Participações Ltda., signed a Sale and Purchase Agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (jointly “Chevron”) for the acquisition of 100% of the shares of

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal, subsidiaries of Chevron, which hold the Texaco-branded fuels marketing business in Brazil (“Texaco”). The enterprise value of the acquisition was R$ 1,161 million, subject to working capital and net debt adjustments on the closing date. The subsidiary made a deposit to Chevron of US$ 38 million, which, at the financial settlement, corresponded to R$ 62 million. The remainder of the purchase price is  denominated in Brazilian Reais, and, therefore, is not exposed to currency variation. The Company published a Material Notice on August 14, 2008 with the information about the transaction.

4	Temporary cash and long-term investments

These investments, contracted with leading banks, are substantially composed of: (i) private securities issued by leading banks linked to the interbank deposit rate (CDI); (ii) abroad, in notes issued by the Spanish Government in Brazilian Reais and linked to the interbank deposit rate (CDI) and in private securities issued by leading banks; and (iii) in exchange rate and interest hedges instruments. Such investments are stated at cost plus accrued income on a “pro rata temporis” basis, or at market value if lower.

	Parent Company		Consolidated

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Securities and fixed-income funds in Brazil	853,805	1,005,295	1,066,856	1,494,578
Foreign investments (a)	-	-	448,886	566,777
Spanish notes	-	-	414,678	404,077
Structured deposit (b)	-	-	227,510	-
Results from hedge transaction and interest (c)	-	-	7,979	(21,936)

	853,805	1,005,295	2,165,909	2,443,496

Current portion	853,805	1,005,295	2,135,745	2,322,891

Noncurrent portion	-	-	30,164	120,605

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(a)
In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$ 60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 15.c).

(b)
Structured Deposit is an investment of the subsidiary Oxiteno Overseas Corp., whose yield can be in US dollars or Brazilian Reais, depending on the US dollar rate as of the maturity date, as detailed in Note 20.

(c)	Accumulated gain or loss, net of income tax (see Note 20).

5	Trade accounts receivable (Consolidated)

	09/30/2008	06/30/2008

Domestic customers	1,445,644	1,419,776
Financing to customers Ipiranga	316,091	251,177
Foreign customers	102,923	97,129
(-) Advances on foreign exchange contracts	(52,299)	(53,947)
(-) Allowance for doubtful accounts	(63,926)	(61,480)

	1,748,433	1,652,655

Current portion	1,547,656	1,458,365

Noncurrent portion	200,777	194,290

Financing to customers are directed to the reimbursement of renewal and modernizations of gas stations, acquisition of products and market development of fuel and lubricant distribution.

The changes in the allowance for doubtful accounts are shown below:

Balance as of June 30, 2008	61,480
Addition recorded as selling expense	5,204
Utilization	(2,758)

Balance as of September 30, 2008	63,926

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

6	Inventories (Consolidated)

	09/30/2008			06/30/2008

	Cost	Provision for losses	Net	Cost	Provision for losses	Net

Fuel, lubricants and grease	364,407	(291)	364,116	248,298	(380)	247,918
Finished products	216,145	(2,275)	213,870	186,658	(4,861)	181,797
Work in process	1,729	-	1,729	953	-	953
Raw materials	179,596	(43)	179,553	156,440	(39)	156,401
Liquefied petroleum gas (LPG)	22,245	-	22,245	21,514	-	21,514
Supplies and cylinders for resale	34,740	(1,217)	33,523	32,975	(1,213)	31,762
Advances to suppliers	34,518	-	34,518	20,970	-	20,970
Other	6,398	-	6,398	3,245	-	3,245

	859,778	(3,826)	855,952	671,053	(6,493)	664,560

The changes in the provision for losses on inventories are shown below:

Balance as of June 30, 2008	6,493
Accrual reversal	(2,667)

Balance as of September 30, 2008	3,826

7	Recoverable taxes

Represented substantially by credit balances of ICMS (state Value Added Tax - VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	Parent Company		Consolidated

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Income and social contribution taxes	35,661	28,936	109,486	100,043
ICMS	-	-	175,517	179,373
Provision for losses - ICMS (*)	-	-	(42,365)	(42,871)
PIS and COFINS	21	21	47,057	37,122
VAT of subsidiaries Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A.	-	-	12,295	9,131
Manufacturing tax - IPI	-	-	17,918	13,745
Other	60	60	3,908	4,229

Total	35,742	29,017	323,816	300,772

Current portion	35,742	29,017	245,488	222,027

Noncurrent portion	-	-	78,328	78,745

(*)	The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in the provision for losses on ICMS are shown below:

Balance as of June 30, 2008	42,871
Accrual reversal	(108)
Write offs	(398)

Balance as of September 30, 2008	42,365

The balance of ICMS includes credits of the Camaçari (Bahia State) plant of the subsidiary Oxiteno Nordeste S.A Indústria e Comércio corresponding to R$ 69,637 as of September 30, 2008 (R$ 76,434 as of June 30, 2008), of which R$ 26,887 have already been reviewed by the tax authorities and are awaiting release by the state finance department of Bahia for use/transfer. In addition to these credits, the subsidiary’s management is working on a series of additional measures for consumption of the plant’s ICMS balance. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The PIS and COFINS credits are being utilized to offset other federal taxes, mainly income and social contribution taxes on income.

8	Related companies

	Parent Company
	Loan / AFCI

	Asset	Liability

Companhia Ultragaz S.A.	6,007	-
Oleoquímica Indústria e Comércio de Produtos Químico Ltda.	12,350	-
Oxiteno S.A. Indústria e Comércio	841	-
Sociedade Brasileira de Participações Ltda.*	650	-
Transultra - Armazenamento e Transporte Especializado Ltda.	3,324	-
Melamina Ultra S.A. Indústria Química	-	451
Ultracargo - Operações Logísticas e Participações Ltda.*	201,400	-
Ultragaz Participações Ltda.*	31,000	-

Total as of September 30, 2008	255,572	451

Total as of June 30, 2008	383,312	451

* AFCI = Advance for future capital increase

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Consolidated

	Loans		Trade accounts

	Asset	Liability	Receivable	Payable

Química da Bahia Indústria e Comércio S.A.	-	3,540	-	-
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	13,145	-	-	-
Petroquímica União S.A.	-	-	161	-
Oxicap Indústria de Gases Ltda.	3,748	-	-	683
Liquigás Distribuidora S.A.	-	-	201	-
Petróleo Brasileiro S.A. Petrobras	-	-	-	249,109
Copagaz Distribuidora de Gás S.A.	-	-	144	-
Braskem S.A.	-	-	137	-
SHV Gás Brasil Ltda.	-	-	112	-
Plenogás - Distribuidora de Gás S.A.	-	1,073	-	-
Refinaria de Petróleo Ipiranga S.A. (*)	-	-	-	142
Other	335	-	42	-

Total as of September 30, 2008	17,228	4,613	797	249,934

Total as of June 30, 2008	15,789	4,673	1,609	155,563

	Consolidated

	Operations
	Sales	Purchases	Financial income and expenses, net

Petroquímica União S.A.	2,397	112,696	-
Oxicap Indústria de Gases Ltda.	2	9,923	-
Liquigás Distribuidora S.A.	2,651	-	-
Petróleo Brasileiro S.A. - Petrobras	16,626	13,961,516	-
Copagaz Distribuidora de Gás S.A.	1,332	-	-
Braskem S.A.	3,484	509,310	-
SHV Gás Brasil Ltda.	1,270	-	-
Refinaria de Petróleo Ipiranga S.A. (*)	80	130,491	-
Other	524	-	-

Total as of September 30, 2008	28,366	14,723,936	-

Total as of September 30, 2007	32,272	9,894,807	1,419

(*)
The balance of receivable, payable, purchase and sale transactions refers substantially to fuel supplies of RPI to DPPI. The table above refers to the amounts that were not eliminated on consolidation, given that RPI’s consolidation is proportional and DPPI’s is full.

Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions, considering suppliers and customers with equal operating capacity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

9	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Parent Company		Consolidated

	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Assets:
Provision for loss of assets	-	-	22,436	24,391
Provision for contingencies	85	53	54,718	50,955
Provision for post-retirement benefits (see Note 23.b)	-	-	26,979	26,979
Provision for currency and interest hedge instruments	-	-	150	6,636
Other provisions	122	148	21,267	17,826
Income and social contribution tax loss carryforwards	44,625	36,496	112,319	102,936

Total	44,832	36,697	237,869	229,723

Current portion	27,686	21,233	62,826	52,889

Noncurrent portion	17,146	15,464	175,043	176,834

Liabilities:
Revaluation of property, plant and equipment	-	-	542	565
Accelerated depreciation	-	-	151	156
Provision for currency and interest hedge instruments	-	-	8,875	-
Temporary differences of foreign subsidiaries	-	-	1,345	1,122

Total	-	-	10,913	1,843

Current portion	-	-	9,060	113

Noncurrent portion	-	-	1,853	1,730

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred income and social contribution tax assets is shown below:

	Parent Company	Consolidated

Until 1 year	27,686	62,826
From 1 to 2 years	8,697	56,134
From 2 to 3 years	4,617	38,801
From 3 to 4 years	3,832	41,804
From 5 to 7 years	-	27,348
From 8 to 10 years	-	10,956

	44,832	237,869

b.	Reconciliation of income and social contribution taxes in the statements of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Parent Company		Consolidated

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

(Loss) income before taxes, equity in subsidiary and affiliated companies and minority interest	(86,315)	(71,614)	413,762	276,458
Official tax rates - %	34	34	34	34
Income and social contribution taxes at official rates	29,348	24,349	(140,679)	(93,996)
Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	-	-	11,017	774
Adjustments to estimated income	-	-	4,559	5,933
Interest on Capital	-	(761)	-	-
Workers’ meal program (PAT)	-	-	282	987
Other	(664)	-	(1,409)	(371)
Income and social contribution taxes before benefit of tax holidays	28,684	23,588	(126,230)	(86,673)

Benefit of tax holidays - ADENE	-	-	26,149	9,486
Income and social contribution taxes in the statements of income	28,684	23,588	(100,081)	(77,187)

Current	(659)	-	(126,151)	(128,385)
Deferred	29,343	23,588	(79)	41,712
Benefit of tax holidays - ADENE	-	-	26,149	9,486

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax exemption

The following subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Incentive	Expiration
Subsidiary	Plants	%	date

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
	Suape plant (*)	100	2007
	Ilhéus plant	25	2008
	Aracaju plant (**)	25	2008
	Caucaia plant	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal	75	2015

(*)
In December 2007, Suape plant’s exemption expired and on June 30, 2008 a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2017. If the reduction of 75% is not approved, the subsidiary will place a new request to ADENE, for the reduction of 25% for 2008 and 12.5% from 2009 to 2013, as the company is located in an area of tax incentives and its activity is strongly linked with regional development.

(**)
Due to improvements made at the Aracaju plant a request was made to ADENE (Northeast Development Agency) in June 30, 2008 asking for an increase in the reduction of income tax from 25% to 75% until 2017. If the 75% benefit is not given, the subsidiary will carry on the reduction approved through Constitutive Report N. 0140/2002, dispatched by ADENE in October 14, 2002, of 25% for 2008 and 12.5% from 2008 to 2013.

On the approval of the income tax reductions detailed in the preceding paragraphs, the subsidiaries will have to wait the opinion of the Federal Revenue Service, which has a period of 120 days to endorse them. Only after this period, the subsidiaries will record the value of this reduction in their financial statements, with retroactive effect to January 1st, 2008.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

10	Prepaid expenses (Consolidated)

	09/30/2008	06/30/2008

Rents	29,196	29,781
Marketing	2,737	5,931
Expenses with bond issuances	8,290	8,010
Insurance premium	3,224	4,278
Tax (mainly Municipal Real Estate Tax and Vehicle Tax)	840	1,766
Other prepaid expenses	5,437	5,917

	49,724	55,683

Current portion	14,521	20,915

Noncurrent portion	35,203	34,768

11	Investments

a.	Subsidiaries of the Company

	Investments		Equity method

	09/30/2008	06/30/2008	09/30/2008	09/30/2007

Ultragaz Participações Ltda. (i)	452,575	433,575	31,128	51,158
Ultracargo - Operações Logísticas e Participações Ltda. (i)	211,186	210,148	2,784	10,245
Imaven Imóveis e Agropecuária Ltda. (i)	54,131	52,979	3,438	3,487
Oxiteno S.A. Indústria e Comércio (i)	2,028,018	1,846,562	80,215	62,861
Sociedade Brasileira de Participações Ltda. (i)	68,656	-	7,156	-
Distribuidora de Produtos de Petróleo Ipiranga S.A. (i)	847,873	838,992	27,912	9,200
Companhia Brasileira de Petróleo Ipiranga (i) (ii)	1,178,754	1,121,435	235,313	10,125
Refinaria de Petróleo Ipiranga S.A. (jointly controlled) (i) (ii)	(4,107)	762	(19,623)	191

	4,837,086	4,504,453	368,323	147,267

(i)	Interim financial information audited by our independent auditors.

(ii)	This information refers to the activities of distribution of fuels/lubricants and related activities (South and Southeast) and oil refining operations of these subsidiaries pertaining to Ultrapar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Affiliated companies (consolidated)

	Investments		Equity method

	09/30/2008	06/30/2007	09/30/2008	09/30/2007

Química da Bahia Indústria e Comércio S.A.	3,690	3,689	(89)	65
Oxicap Indústria de Gases Ltda.	2,054	1,955	259	(44)
Transportadora Sulbrasileira de Gás S.A. (i)	7,432	7,381	42	(235)

	13,176	13,025	212	(214)

In the consolidated interim financial information, the investment of subsidiary Oxiteno S.A. Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s interim financial information as of August 31, 2008. Other subsidiaries are valued based on the interim financial information as of September 30, 2008.

12	Property, plant and equipment (Consolidated)

	Annual	09/30/2008				06/30/2008
	depreciation average	Revalued	Accumulated	Allowance	Net book	Net book
	rates - %	cost	depreciation	for realization	value	value

Land	-	168,987	-	(197)	168,790	173,123
Buildings	4	635,968	(303,605)	-	332,363	331,254
Leasehold improvements	6	200,836	(80,897)	-	119,939	120,178
Machinery and equipment	8	1,162,460	(628,137)	(1,695)	532,628	546,134
Equipment and fixtures for the distribution of fuels / lubricants	10	829,127	(502,063)	-	327,064	301,105
Gas tanks and cylinders for LPG	10	318,760	(185,555)	-	133,205	118,314
Vehicles	20	235,359	(172,747)	-	62,612	62,432
Furniture and fixtures	10	66,493	(37,343)	-	29,150	27,905
Construction in progress	-	888,017	-	-	888,017	736,087
Advances to suppliers	-	61,784	-	-	61,784	47,497
Imports in transit	-	900	-	-	900	1,202
IT equipment	20	189,930	(152,005)	-	37,925	38,455
Other	-	8	-	-	8	1,043

		4,758,629	(2,062,352)	(1,892)	2,694,385	2,504,729

There were no changes in the provision for losses during the third quarter of 2008.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Construction in progress refers substantially to: (i) the construction of the fatty alcohols plant; (ii) the expansions and renovations of the plants; and (iii) the construction and modernization of gas stations and terminals for distribution of fuel of subsidiaries CBPI and DPPI.

Advances to suppliers refer to the purchase of equipment for the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	09/30/2008			06/30/2008
		Accumulated	Net book	Net book
	Revaluation	depreciation	value	value

Land	16,633	-	16,633	17,531
Buildings	43,688	(36,649)	7,039	7,444
Machinery and equipment	31,732	(30,998)	734	782
Gas tanks and cylinders	48,044	(48,044)	-	-
Vehicles	621	(621)	-	-

	140,718	(116,312)	24,406	25,757

The depreciation of theses revaluations in the amount of R$ 1,263 as of September 30, 2008 (R$ 1,292 as of September 30, 2007) was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$ 6,354  as of September 30, 2008 (R$ 6,499 as of June 30, 2008), of which R$ 542 as of September 30, 2008 (R$ 565 as of June 30, 2008) is recorded as noncurrent liabilities, as shown in Note 9.a), and R$ 5,812 as of September, 30 2008 (R$ 5,934 as of June 30, 2008) is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

13	Intangible assets (Consolidated)

	Annual	09/30/2008				06/30/2008
	amortization average		Accumulated	Provision	Net book	Net book
	rate - %	Cost	amortization	for losses	value	value

Software	20	91,427	(60,794)	-	30,633	28,339
Commercial property rights	3	16,334	(2,632)	-	13,702	13,839
Goodwill	20	16,116	(12,611)	-	3,505	3,708
Technology	20	20,477	(5,675)	-	14,802	14,864
Other	10	1,748	(168)	(836)	744	723

		146,102	(81,880)	(836)	63,386	61,473

There were no changes in the provision for losses during the third quarter of 2008.

Commercial property rights, mainly those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. - Tequimar signed a contract with CODEBA - Companhia Docas do Estado da Bahia for use of the site where the Aratu Terminal is located for 20 years, renewable for the same period. The price paid by Tequimar amounted to R$ 12,000 and is being amortized from August 2002 to July 2042.

•
Further, subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tanking, handling and distribution of bulk liquids. The price paid by Tequimar was R$ 4,334 and is being amortized from August 2005 to December 2022.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

14	Deferred charges (Consolidated)

	Annual	09/30/2008			06/30/2008
	amortization average		Accumulated	Net book	Net book
	rate - %	Cost	amortization	value	value
Expenses with reorganizations and projects	20	60,349	(21,174)	39,175	46,248
Pre-operating expenses	32	156,069	(79,684)	76,385	72,814
Goodwill	10	522,716	(80,599)	442,117	449,389
Other	20	224	-	224	740

		739,358	(181,457)	557,901	569,191

Expenses on reorganizations and projects include, mainly, the LPG distribution structure review project and expenses for the Rio de Janeiro Petrochemical Complex (COMPERJ) project.

Pre-operating expenses refer mainly to installation of Ultrasystem equipment at customers’ facilities by the subsidiaries of the Ultragaz Participações Ltda.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

15	Loans and financing (Consolidated)

a.	Composition

Description	09/30/2008	06/30/2008	Index/ Currency	Annual interest 2008 - %	Maturity
				rate
Foreign currency:
Notes in the foreign market (b)	488,212	398,776	US$	7.25	2015
Notes in the foreign market (c)	117,787	95,801	US$	9.0	2020
Notes in the foreign market (d)	-	92,956	US$	9.88	2008
Advances on foreign exchange contracts	126,570	102,714	US$	From 3.58 to 7.93	Less than 242 days
Syndicated loan (c)	116,304	95,632	US$ + LIBOR	1.25	2011
National Bank for Economic and Social Development (BNDES)	26,242	20,574	US$	From 6.53 to 9.68	From 2010 to 2014
National Bank for Economic and Social Development (BNDES)	3,688	3,756	UMBNDES (iii)	From 8.48 to 9.23	From 2008 to 2011
Foreign financing	22,975	19,336	US$ + LIBOR	2.0	2009
Inventories and property, plant and equipment financing	17,745	16,724	MX$ + TIIE (i)	From 1.0 to 2.0	From 2009 to 2014
Inventories and property, plant and equipment financing	16,623	7,500	US$ + LIBOR	From 1.50 to 2.10	From 2009 to 2011
Inventories and property, plant and equipment financing	304	186	Bs (ii)	28.0	2013
Working capital loan	9,134	8,469	MX$ + TIIE (i)	1.2	2008
Import financing (FINIMP)	4,044	28,453	US$ + LIBOR	1.0	2008
Export prepayments, net of linked operations	-	74	US$	6.2	2008

Subtotal	949,628	890,951

Local currency:
Promissory note (e)	1,285,180	1,244,047	CDI	103.15	2009
Banco do Brasil	503,857	490,841	CDI	From 91.0 to 95.0	From 2009 to 2010
National Bank for Economic and Social Development (BNDES)	279,748	288,471	TJLP (iv)	From 1.46 to 4.85	From 2008 to 2014
Financial institutions	104,894	101,637	CDI	100	2010
Banco do Nordeste do Brasil	103,492	103,492	FNE (vi)	From 8.5 to 10.0	2018
Research and projects financing (FINEP)	64,293	61,426	TJLP (iv)	From (2.0) to 5.0	From 2009 to 2014
Government Agency for Machinery and Equipment Financing (FINAME)	44,186	47,042	TJLP (iv)	From 2.68 to 5.1	From 2008 to 2013
Working Capital loan	28,117	16,823	CDI	107.0	2009
Inventories and property, plant and equipment financing	4,192	4,511	CDI	From 0.3 to 0.5	From 2009 to 2011
Other	228	232

Subtotal	2,418,187	2,358,522

Total financing	3,367,815	3,249,473

Current liabilities	1,636,481	1,730,964

Non current liabilities	1,731,334	1,518,509

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(ii)	Bs = Venezuelan Bolívar

(iii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, of which 93.70% is linked to the U.S. dollar.

(iv)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(v)	IGP-M = General Market Price Index, is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

(vi)	FNE = Northeast Financing Fund.

The long-term portion matures as follows:

	09/30/2008	06/30/2008

From 1 to 2 years	723,652	628,592
From 2 to 3 years	208,787	184,675
From 3 to 4 years	78,900	74,462
From 4 to 5 years	58,547	61,023
Over 5 years	661,448	569,757

	1,731,334	1,518,509

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$ 250 millions, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment made in June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things:

•
Limitation of transactions with shareholders that hold  amounts of 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party;

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Obligation of having Board of Directors resolution for transactions with related parties higher than US$ 15 million (excepting transactions by the Company with subsidiaries and between subsidiaries);

•	Restriction of disposal of the totality or near totality of the assets of Company and subsidiaries;

•	Restriction of encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets;

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), less than or equal to 3.5; and

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their businesses to date.

c.	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes, (Original Notes), maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008. None of the options were exercised in June 2008. The next put/call will be exercisable in June 2011.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes, with funds from a syndicated loan of US$ 60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was renewed under the same conditions previously established, changing  the interest to LIBOR + 1.25 per year. The syndicated loan is guaranteed by the Company and the subsidiary Oxiteno S.A. Indústria e Comércio.

In April 2006, subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 4, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be the creditor of the credit linked note.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Notes in the foreign market

On August 1, 2003, the subsidiary Companhia de Petróleo Ipiranga issued US$ 135 millions in notes in the international market. On August 1, 2005, when the interest levied increased from 7.875% per year to 9.875% per year, these securities were partly redeemed in the amount of US$ 1.3 million or R$ 3.1 million. In 2006, partial redemption was performed in the amount of US$ 79.6 million or R$ 164.9 million. In July 2008, these notes matured and were consequently liquidated.

e.	Promissory notes

On March 3, 2008, the Company issued a single series of 120 nominative Commercials Promissory Notes in the amount of R$ 1,200,000, whose main features are:

Nominal unit value:	R$ 10,000,000.00
Final maturity:	February 26, 2009
Nominal value payment:	Lump sum at final maturity
Yield:	103.15% of CDI
Yield payment:	Lump sum at final maturity

f.	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	09/30/2008	06/30/2008
Amount of financing secured by:
Property, plant and equipment	46,524	49,389

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 1,179,502 as of September 30, 2008 (R$ 942,854 as of June 30, 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$ 19,592 as of September 30, 2008 (R$ 20,192 as of June 30, 2008), with terms of up to 210 days. As of September 30, 2008, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

The Company and its subsidiaries have in certain loans and financing, cross default clauses, which oblige them to pay the contracted debt in case of default of any other debts in the amount equal or higher than US$ 10 million. As of September 30, 2008 no default has occurred in relation to the Company and its subsidiaries’ debt.

16	Shareholders’ equity

a.	Capital

The Company is a listed company with shares traded on the São Paulo and New York stock exchanges. Subscribed and paid-up capital is represented by 136,095,999 shares without par value, comprised of 49,429,897 common and 86,666,102 preferred shares.

As of September 30, 2008, 10,645,133 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a shareholders agreement, tag-along rights, which assure to noncontrolling shareholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company. In 2004 this right was included in the Company’s Bylaws.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$ 4,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

b.	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

As of  September 30, 2008, the Company’s interim financial information record 2,300,297 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 57.56 and R$ 19.30 per share, respectively. The consolidated financial information record 2,592,247 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 54.22 and R$ 19.30 per share, respectively. During the third quarter 2008, there was no repurchase of shares.

The market price of preferred shares issued by the Company as of September 30, 2008 on the São Paulo Stock Exchange (BOVESPA) was R$ 50.49.

c.	Capital reserve

The capital reserve in the amount of R$ 3,664 reflects the goodwill on the disposal of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$ 40.42 per share. Executives of these subsidiaries were given the usufruct opportunity to have such shares, as described in Note 22.

d.	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects. In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95, as mentioned in Note 12.

e.	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f.	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian Corporate Law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Conciliation of shareholders’ equity - Company and consolidated

	09/30/2008	06/30/2008

Shareholders’ equity - Company	4,696,610	4,698,929
Treasury shares held by subsidiaries, net of realization	(5,700)	(5,927)
Capital reserve arising from sale of treasury shares to subsidiaries, net of realization	(2,508)	(2,606)

Shareholders’ equity - Consolidated	4,688,402	4,690,396

17	Nonoperating expenses, net (Consolidated)

Composed mainly of the result of permanent assets sale, including, in the third quarter of 2008, the gain on the sale of the totality of the interest that Oxiteno S.A. Indústria e Comércio held in Petroquímica União S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

18	Segment information

The Company has four relevant segments: gas distribution, fuels distribution, chemicals and logistics. The gas distribution segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The fuels distribution segment operates in distribution of fuels, lubricants and related products in the South and Southeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide its derivatives, which are raw materials for the textiles, foods, cosmetics, detergents, agricultural chemicals, paints and varnishes industries, among other. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that could be obtained with third parties.

The main financial information about each of the Company’s reportable segments is presented as follows:

	09/30/2008						09/30/2007

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Consolidated	Consolidated
Net sales, net of related-party transactions	2,514,607	1,357,391	164,253	16,542,151	79,955	20,658,357	13,517,982
Income from operations before financial income (expenses) and equity in subsidiary and affiliated companies	67,795	80,347	5,549	360,549	(34,671)	479,569	349,034
Total assets, net of related parties	1,016,215	3,312,003	607,164	2,829,046	1,500,272	9,264,700	7,088,905

In the table above, the column “other” is composed mainly by parent company Ultrapar Participações S.A. that recorded the goodwill on the acquisition of Ipiranga, and by the stake held in the oil refining business.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

19	Financial income and expenses, net (Consolidated)

	09/30/2008	09/30/2007
Financial income:
Interest on temporary cash investments and noncurrent investments	173,033	108,579
Interest on trade accounts receivable	14,463	12,706
Other income	2,043	1,270

	189,539	122,555

Financial expenses:
Interest on loans and financing	(201,598)	(71,663)
Interest on debentures	(22,087)	84,026
Bank charges	(17,254)	(13,409)
Monetary and exchange rate variations, net of protection instruments (*)	(8,764)	(8,474)
CPMF/IOF/other financial expenses	(1,661)	(16,202)
Other expenses	(16,409)	(10,947)

	(267,773)	(187,773)

Financial (expenses) income, net	(78,234)	(65,218)

(*) Includes, in the quarter ended on September 30, 2008, an expense in the amount of R$ 15,447 related to the marking to market of financial instruments.

20	Risks and financial instruments (Consolidated)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its counterparties. These risks are managed through control policies, specific strategies and the establishment of limits.

The Company has conservative management policies towards cash and financial risks, which have been monitored for the last 10 years by a Financial Risk Committee that is composed by members of its executive board. The Committee meets every fortnight and one of its activities is to discuss and monitor financial strategies, existing exposures and material transactions involving implementation, fund-raising or mitigation of the risks. Financial management aims to preserve the value and liquidity of financial assets of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Exchange rate risks
Exchange rate risk management is driven by the neutrality of exposure and takes into consideration the risks related with transactions, accounting and operational activities by the Company and its subsidiaries to fluctuation in the exchange rates. Most of the operations by the Company and its subsidiaries are located in Brazil, and therefore the reference currency for the risk management is Brazilian Reais. The Company’s subsidiaries use exchange rate hedge instruments (mainly between Brazilian Reais and US$) available in the financial market to protect assets, liabilities, receivables and payments in foreign currency, so as to reduce the exchange rate variation effects on their results and cash flow in Brazilian Reais. Such exchange rate hedge instruments have amounts, periods and indexes substantially equivalent to the assets, liabilities, receivables and payments in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian Reais at September 30, 2008 and June 30, 2008:

In million of Brazilian Reais	09/30/2008	06/30/2008

Assets:
Temporary cash and long-term investments in foreign currency	676.4	566.8
Investments in foreign subsidiaries	89.8	64.1
Receivables from foreign customers, net of advances on exchange contracts and allowance for loss	50.2	42.7
Cash and Banks (Foreign)	5.9	6.0
Others (1)	73.0	-
	895.3	679.6

Liabilities:
Foreign currency financing	949.6	891.0
Import payables	12.2	26.1
	961.8	917.1

Exchange rate hedge instruments (2)	140.7	183.2

Net asset (liability) position	74.2	(54.3)

(1) Deposit made for Chevron, as a result of the acquisition of the Texaco in Brazil, as described in Note 3.

(2) Result of the sum of groups of foreign exchange swaps, items (a) and (b), column “Amount with accrued interest” (net position between assets and liabilities in foreign currency), in table of CVM Resolution n° 550, as shown below.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest rates risks
The Company and its subsidiaries adopt conservative policies to obtain and invest financial resources in order to minimize the cost of capital. The Company and its subsidiaries keep most of their investments in transactions linked to the interest of CDI, as described in Note 4. Borrowings are mainly originated from the BNDES and other funding bodies, bonds, promissory notes and foreign currency financing, as mentioned in Note 15.

Credit risks
Counterparty credit risk - such risk arises from the inability of the counterparty to meet its financial obligations with the Company or its subsidiaries for insolvency reasons. The Company and its subsidiaries perform credit analysis of financial institutions in which they hold investments and financial currency and interest hedge instruments on a regular basis through different methodologies that assess liquidity, solvency, leverage, participation in the portfolio, etc. Investments and currency and interest hedge instruments are held only in financial institutions with a history of solid credit position. The volume of financial investments and exchange rate and interest hedge instruments are subject to a maximum limit for each institution, requiring diversification of counterparty.

Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of September 30, 2008, Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained R$ 1,868 (R$ 1,943 as of June 30, 2008), the subsidiaries of Ultragaz Participações Ltda. maintained R$ 14,469 (R$ 15,186 as of June 30, 2008), and Ipiranga/Refinery maintained R$ 46,808 (R$ 43,093 as of June 30, 2008) as an allowance for doubtful accounts.

Selection and utilization of financial instruments
In the selection of our financial instruments and our exchange rate and interest rate hedge instruments, the Company analyzes expected returns, risks, liquidity, calculation methodology of the carrying value and fair value and applicable documentation of financial instruments. The financial instruments elected to manage the financial resources of the Company and its subsidiaries aim at preserving value and liquidity. The use of derivatives instruments are only for protection of identified risks and in compatible amounts with the risk (limited to 100% of the identified risk). The Company does neither use leveraged nor margin call instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the consolidated position of the exchange rate and interest hedge outstanding at the periods, following the CVM Resolution No. 550/08:

		Counterparty	Maturity	Initial Notional Amount (USD millions)		Fair Value (BRL millions)		Amount with accrued interest (BRL millions)
	Swap Contracts			09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008

a-	Currency swaps – receivable in U.S. Dollars	Citibank, Goldman Sachs, HSBC, Itaú, Santander and UBS Pactual	From Oct/2008 to Jun/2011
	Receivable in U.S. Dollars			125.8	166.9	242.6	273.2	244.3	270.5
	Payable in CDI interest rate			(111.8)	(152.9)	(193.1)	(269.7)	(193.1)	(269.7)
	Payable in Mexican Peso			(14.0)	(14.0)	(27.7)	(24.2)	(27.8)	(24.2)
	Total Result			–	–	21.8	(20.7)	23.4	(23.4)

b-	Currency swaps – payable in U.S. Dollars	Barclays, Bradesco, Citibank, HSBC, Itaú, Santander, UBS Pactual, Unibanco and Votorantim	From Oct/2008 to Nov/2008
	Receivable in CDI interest rate			39.6	39.6	68.9	65.0	68.9	65.0
	Payable in U.S. Dollars			(39.6)	(39.6)	(76.4)	(63.9)	(75.8)	(63.1)
	Total Result			–	–	(7.5)	1.1	(6.9)	1.9

c-	Interest rate swaps	Itaú	Jun/2011
	Receivable in U.S. Dollar Libor			60.0	60.0	116.0	96.2	116.3	95.7
	Payable in U.S. Dollar fixed interest rate			(60.0)	(60.0)	(116.5)	(95.7)	(116.5)	(95.7)
	Total Result			–	–	(0.5)	0.5	(0.2)	–

Total gross result (before income tax)				–	–	13.8	(19.1)	16.3	(21.5)

The swap contracts summarized above are described below, according to their objectives:

Hedging contract for the exchange rate exposure of liabilities in foreign currency - the objective of these contracts is to change the debt in US$ for a debt in Brazilian Reais indexed to the CDI. As of September 30, 2008, the Company and its subsidiaries had swap contracts outstanding in the notional amount of US$ 112 million, with an asset position of US$ plus 4.5% per annum and a liability position of 99.0% of the CDI.

Hedging contract for the exchange exposure of the equity of the subsidiary in Mexico - the objective is to protect the Company of Mexican currency variations on the equity of subsidiary in Mexico. As of September 30, 2008, the notional amount of this swap contract is US$ 14 million, with an asset position of US$ plus 0.0% per annum and a liability position in MXN plus 3.6% per annum.

Hedging contract for the operational exchange exposure - the objective of these contracts is to equal the exchange rate of the invoicing of its subsidiary Oxiteno S.A. to the exchange rate in the cost of its raw material. As of September 30, 2008, these swap contracts totalize US$ 40 million and on average, had an asset position of 58.9% of the CDI and a liability position of US$ plus 0.0% per annum.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)
Hedging contract for protection against  mismatch of fixed and floating interests - the objective is to change the interest rate of the syndicated loan in the notional amount of US$ 60 million from floating to fixed interest, consistent with the fact that the resources proceeding from this loan are  invested in fixed rates. As of September 30, 2008, the subsidiary Oxiteno Overseas Corp. had a swap contract in the notional amount of US$ 60 million, with an asset position of US$ plus LIBOR plus 1.25% per annum and a liability position of US$ plus 4.93% per annum.

In addition, the subsidiary Oxiteno Overseas Corp. has investments in the amount of US$ 125 million in structured deposits with income established in US$ or Brazilian Reais, depending on the exchange rate of US$ in the maturity date (December 17, 2008). Should the dollar exchange rate fall below R$ 2.01 at the maturity date, the income interest of the investment will be in US dollars plus 6.0% per annum. If the exchange rate is above US$ 2.01 the income will be in Brazilian Reais plus 14% per annum on the notional amount of US$ 125 million converted to Brazilian Reais at the exchange rate of R$ 1.7310.

Market value of financial instruments
Market values of financial instruments as of September 30, 2008 and June 30, 2008 are as follows:

	09/30/2008		06/30/2008

	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	404,084	404,084	400,820	400,820
Temporary cash investments	2,135,745	2,159,182	2,322,891	2,325,519
Noncurrent investments	30,164	30,164	120,605	138,377
	2,569,993	2,593,430	2,844,316	2,864,716

Financial liabilities:
Current and long-term loans	3,367,815	3,332,038	3,249,473	3,263,217

Investment:
Investments in affiliated companies	7,570	7,570	34,075	47,465

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The market value of financial instruments was obtained through values given by counterparties of the operations or the calculation methodology, commonly used for marking financial instruments to market, which consists of carrying the balances of the instruments until maturity at the respective contracted rates, discounting them to present value at market rates as of September 30, 2008 and June 30, 2008. As mentioned in Note 19, the Company recognized, in the third quarter of 2008, an expense in the amount of R$ 15,447,  result of the marking to market of financial instruments.

21	Contingencies and commitments (Consolidated)

a.	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of September 30, 2008.

The subsidiaries Companhia Ultragaz S.A. and Ultragaz Participações Ltda. are parties to an administrative proceeding at CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in municipalities of a region of the State of Minas Gerais in 2001. Recently CADE determined the closing of the proceeding against Ultragaz Participações Ltda. and condemned Companhia Ultragaz SA to a fine equivalent to 1% of gross annual sales of 2001 (which amounted to R$ 1,475 million), excluding taxes and updated by the IPCA-e. This administrative decision is subject to appeal. If the conviction is maintained under the administrative decision, its implementation could be suspended and the merit judged once again in the judicial sphere. Based on the above and on the opinion of its legal advisers, management of the Company and its subsidiaries have not booked any provision.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 61 lawsuits judged thus far, a favorable judgment was obtained for 60, and 25 of these have already been dismissed; only 1 had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$ 17. Four lawsuits have not yet been judged. The subsidiary has insurance coverage for these lawsuits, and the uninsured contingent amount is R$ 22,488. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. In 2005, the STF decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. In the first half of 2007, final decisions were rendered for the Company and its subsidiaries which reversed the accrual previously recorded, in the amount of R$ 12,759, net of attorney’s fees. The Company has other subsidiaries whose lawsuits have not yet been judged. Should there be final favorable outcomes for the subsidiaries in all lawsuits still not judged, the Company estimates that the total positive effect in income before income and social contribution taxes should reach R$ 32,319, net of attorney’s fees.

In view of the favorable opinion of its legal advisors, the subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio and Oxiteno S.A. Indústria e Comércio, issued on September 16 and October 1, 2008, respectively, lawsuits aimed at obtaining injunctions for the exclusion of export earnings from the base for calculating the social contribution taxes on the income; these lawsuits are in the hearing stage.

Subsidiary Utingás Armazenadora S.A. has challenged in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the judgement decisions at the administrative appeal level was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of September 30, 2008 is R$ 45,550 (R$ 44,785 as of June 30, 2008).

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. This decision was judged favorably on May 16, 2008 at the lower court. According to the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the amount of R$ 110,190 as of September 30, 2008 (R$ 99,976 as of June 30, 2008) and recognizing the corresponding liability for this purpose.

Subsidiaries Ultragaz Participações Ltda, Cia. Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar, Transultra - Armazenamento e Transporte

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda., hold judicial measures petitioning the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC) / National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91), and hold accruals in the amount of R$ 14,288 (R$ 14,023 as of June 30, 2008) as a possible contingency, in case of unfavorable outcome of such lawsuits.

On December 29, 2006, the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda. filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A. Indústria e Comércio received an injunction and is paying the amounts into judicial deposits, as well as recording the respective accrual in the amount of R$ 20,323 (R$ 16,746 as of June 30, 2008); the other subsidiaries did not receive similar injunction and are waiting the judgment of an appeal to Regional Federal Court – TRF of the 3rd Region. On August 13, 2008, the subsidiaries Companhia Brasileira de Petróleo Ipiranga, Distribuidora de Produtos de Petróleo Ipiranga S.A, Refinaria de Petróleo Ipiranga S.A., Tropical Transportes Ipiranga Ltda. and Empresa Carioca de Produtos Químicos S.A. also filed for the same benefit, and are waiting for  the injunctions.

The Company and some subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. As a result of the position of Supreme Court – STF and based on opinion of its legal counsellor, the provision for contingency was recorded in amount of R$ 6,724 (R$ 6,651 as of June 30, 2008).

In 2007, considering the evolution of the recent jurisprudence, the valuation of its legal advisors and the increase of amounts involved in realized operations, the Company and its subsidiaries decided to accrue PIS and COFINS on credits of interest on capital. The total amount accrued as of September 30, 2008 is R$ 21,968 (R$ 21,503 as of June 30, 2008).

Regarding Ipiranga/Refinery, the main provisions for contingencies refer to: (a) requirements for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by DNC (currently National Agency for Petroleum - ANP), in the amount of R$ 7,185; (b) requirements for the reversal of ICMS credits in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Agreement 66/88, which allowed the maintenance of credits and which was suspended by an injunction conceded by the Supreme Court - STF, in the amount of R$ 28,107; (c) reversal of the deduction of unconditional discounts from the ICMS accrual basis, in the State of Minas Gerais, as a result of tax substitution, in the amount of R$ 16,112; (d) litigation based on clauses of contracts with clients; (e) claims made by former employees and outsourced personnel regarding salary related amounts.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The main tax contingencies of Ipiranga/Refinery which present risks evaluated as possible, and which, based in this evaluation, have not been accrued for in the interim financial information, refer to ICMS, in the total amount of R$ 141,731 and relate, mainly to: (a) requirements for the reversal of credits derived from excess taxation generated on the purchase of products in the petroleum refinery under the tax substitution system; (b) requirements of ICMS on the purchases of basic oils; (c) filings of the state of Rio de Janeiro requiring the reversal of credits of ICMS generated on the interstate outflows carried under Article 33 of  ICMS Agreement 66/88, which allowed the maintenance of credits and which was suspended by an injunction conceded by the Supreme Court – STF; (d) requirements for the reversal of credits on interstate transport services operations of ethyl hydrated fuel alcohol on the state of Santa Catarina; (e) tax assessments issued in Minas Gerais due to the supposed inappropriate evaluation of the ICMS accrual basis, given the mentioned accrual basis did not include the tax value of the interstate operations with petroleum derivatives to final customer; and (f) tax assessment resulting from operations of alcohol loan devolutions (anhydrous fuel alcohol).

In addition, subsidiary Distribuidora de Produtos de Petróleo Ipiranga S.A.- DPPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The non-accrued contingent amount as of September 30, 2008, is R$ 37,820.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded. The Company and its subsidiaries also have litigations that aim at recovery of taxes and contributions that have not been registered in the interim financial information due to their contingent nature.

Judicial deposits and provisions are summarized below:

Provisions	Balance in June 30, 2008	Additions	Write-off	Interest	Balance in September 30, 2008

Income and social contribution taxes	126,035	7,237	-	3,115	136,387
PIS and COFINS	40,562	3,095	-	980	44,637
ICMS	61,474	149	-	445	62,068
INSS	5,649	1,793	(662)	176	6,956
Civil lawsuits	4,414	-	(346)	-	4,068
Labor claims	12,300	-	(351)	-	11,949
Other	4,284	84	-	324	4,692
(-) Judicial deposits	(120,969)	(10,269)	176	(3,257)	(134,319)

Total	133,749	2,089	(1,183)	1,783	136,438

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Contracts

Subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of September 30, 2008, such rates were R$ 4.93 and R$ 3.97 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply contract with Braskem S.A. that establishes a minimum consumption level of ethylene per year and regulates the ethylene supply conditions effective through 2021. The minimum purchase commitment and the actual demand for the period ended September 30, 2008 and 2007, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. As of on the same date, the company published a “Material Event”.

	Minimum purchase commitment			Actual demand

	2008	2007	2008	2007

In tons of ethylene	190,000	180,000	129,788	145,569

On August 1, 2008, the subsidiary Oxiteno S.A. Indústria e Comércio signed an ethylene supply contract with Petroquímica União S.A., effective through 2023. The contract regulates the ethylene supply conditions to Oxiteno based on the international market of ethylene. The minimum purchase commitment is 19,800 tons per semester. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries except Ipiranga / Refinery, with coverage amounting to US$ 578 million.

For the plants of Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A., there is also business interruption insurance against losses from potential accidents related to their assets, with coverage amounting to US$ 258 million.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$ 200 million, for losses and damage from accidents caused to third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

The coverage and limits insured by the policies are based on a detailed study of risks and losses, prepared by local insurance consultants. Management considers the type of insurance contracted sufficient to cover possible claims, in view of the nature of the activities of the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Lease agreements for distribution of fuels and IT equipment

On September 30, 2008, the subsidiaries CBPI and DPPI had lease agreements mainly related to fuel distribution equipments, such as tanks, gas pump and compressors. The terms of these agreements are between 36 and 48 months.

The property, plant and equipment amount, net of depreciation, and the liability corresponding to these equipments, if they were capitalized, are shown below:

	09/30/2008	06/30/2008

Property, plant and equipment net of depreciation	29,073	29,885

Financing	26,709	28,426

Current liabilities	12,209	11,839

Non-current liabilities	14,500	16,587

The future payments assumed in connection with these contracts, totalize approximately:

09/30/2008

Until 1 year	12,313
From 1 to 2 years	10,186
From 2 to 3 years	4,369

26,868

The payments above include the predetermined interest and will be updated by the CDI, until their respective dates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

22	Share compensation plan (Consolidated)

The Extraordinary Shareholders’ Meeting held on November 26, 2003 approved a compensation plan for the management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares between five and ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until September 30, 2008, including taxes, was R$ 16,279 (R$ 16,279 until June 30, 2008). This amount is being amortized over a period from five to ten years and the amortization related as of September 30, 2008 in the amount of R$ 1,221 (R$ 921 as of September 30, 2007), was recorded as an operating expense for the period.

23	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV - Associação de Previdência Complementar

In August 2001, the Company and its subsidiaries (except subsidiaries recently acquired from the Ipiranga Group) began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is calculated by multiplying a certain percentage defined annually by the participant hanging from 0% to 11%, of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they have the option to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. As of September 30, 2008, the Company and its subsidiaries contributed R$ 3,102 (R$ 2,560 as of September 30, 2007) to Ultraprev, which was charged to expense for the period. The total number of participating employees as of September 30, 2008 was 7,091, with 18 participants retired to date. Additionally, Ultraprev has 1 active participant and 30 former employees receiving defined benefits according to the policies of a previous plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Fundação Francisco Martins Bastos and supplementary benefits

The subsidiaries DPPI, CBPI and RPI, together with other companies, which formed the Ipiranga Group, are sponsors of Fundação Francisco Martins Bastos, which provides a defined benefit plan to their employees.

The accumulated amount of contribution to the plan by Ipiranga/Refinery in the quarter ended September 30, 2008 was R$ 4,203.

According to CVM Resolution n° 371/200, besides the retirement of eligible employees Ipiranga/Refinery also provide for post-retirement benefits with a bonus for the length of service, severance of the Government Severance Indemnity Fund - FGTS and health insurance plan and life insurance for eligible employees (“supplementary benefits”).

The recorded net liabilities of Ipiranga/Refinery related to the supplementary benefits and pension plan as of September 30, 2008 was R$ 94,036, of which R$ 8,768 in current liabilities and R$ 85,268 in noncurrent liabilities.

The actuarial liability as of September 30, 2008 reflects the report elaborated by an independent actuary on December 31, 2007, which has kept the biometric premises and the rates used in the subsidiaries’ financial statements of December 31, 2007.

In September 2008, EMCA, DPPI, CBPI and its subsidiaries started to sponsor Ultraprev, having requested withdrawal from Fundação Francisco Martins Bastos.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

24	Supplementary Statement of Cash Flow – Indirect Method

Prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

	Parent Company		Consolidated
	9/30/2008	9/30/2007	9/30/2008	9/30/2007
Cash flows from operating activities
Net income	310,692	99,241	310,692	99,241
Adjustments to reconcile net income to cash provided by operating activities
Equity in losses of affiliated companies	(368,323)	(147,267)	(212)	214
Depreciation and amortization	36,697	21,632	260,389	213,915
PIS and COFINS credit on depreciation	-	-	2,886	2,017
Foreign exchange and indexation gains (losses)	107,268	64,732	287,330	32,786
Deferred income and social contribution taxes	(29,343)	(23,588)	(375)	(45,956)
Minority interest	-	-	3,201	99,816
Loss on disposals of permanent assets	-	-	(16,880)	3,470
Provision (reversal of provision) for probable losses on permanent assets	-	-	(49)	(2,755)
Other	-	-	(582)	504
Dividends received from subsidiaries	172,549	12,872	-	2,238
(Increase) decrease in current assets
Trade accounts receivable	-	-	(203,224)	(42,550)
Inventories	-	-	(222,148)	(16,802)
Recoverable taxes	(1,723)	(2,197)	(42,868)	(40,558)
Other	528	(117)	(71,465)	(10,203)
Prepaid expenses	(468)	(734)	(1,326)	6,576
Increase (decrease) in current liabilities
Suppliers	(1,433)	137	3,661	18,234
Salaries and related charges	12	29	21,641	8,461
Taxes	(12,020)	9	(1,794)	(1,482)
Income and social contribution taxes	-	-	(7,190)	47,175
Other accounts payables	2	2,948	(27,147)	2,918
Increase (decrease) in long-term assets
Trade accounts receivable	-	199	(23,892)	(6,637)
Recoverable taxes	-	-	(9,676)	(7,104)
Escrow deposits	-	-	(865)	(7,812)
Other	20	-	7,914	(1,836)
Prepaid expenses	-	176	1,726	(4,019	) )
Increase (decrease) in long-term liabilities
Provision for contingencies	250	(9,389)	(236)	1,994
Other	-	-	(481)	255
Net cash provided by operating activities	214,708	18,683	269,030	352,100

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Parent Company		Consolidated
Cash flows from investing activities	9/30/2008	9/30/2007	9/30/2008	9/30/2007

Transfer from long-term investments to short-term investments	-	-	96,845	515,140
Capital increase	(469,935)	-	-	-
Long-term investments, net of redemption	-	-	-	(3,817)
Additions to investments	-	(676,432)	(500)	(707,233)
Cash acquisition from subsidiaries	-	-	-	159,992
Additions to property, plant and equipment	-	-	(617,345)	(442,614)
Additions to intangible asset	-	-	(8,081)	(4,648)
Additions to deferred charges	(3,219)	(13,281)	(63,132)	(63,476)
Proceeds from sales of property, plant and equipment	-	-	81,046	14,734
Accounts Receivable from Petrobras and Brasken related to Petrochemical and Distribution Assets	1,731,313	-	1,731,313	-
Acquisition of minority interests	-	-	(18)	(53)
Acquisition of treasury shares	(105,014)	(24,845)	(105,014)	(24,845)
Net cash provided by (used in) investing activities	1,153,145	(714,558)	1,115,114	(556,820)
Cash flows from financing activities
Loans, financing and debentures
Issuances	1,200,000	675,000	2,139,222	1,363,693
Repayments	(1,241,419)	(37,739)	(2,245,357)	(633,534)
Dividends paid	(355,936)	(60,201)	(356,853)	(63,004)
Related companies	(214,154)	(109,326)	(4,243)	(4,561)
Net cash created (used) in financing activities	(611,509)	467,734	(467,231)	662,594
Increase (decrease) in cash and cash equivalents	756,344	(228,141)	916,913	457,874
Cash and cash equivalents at the beginning of the year	97,826	279,386	1,622,916	1,070,076
Cash and cash equivalents at the end of the year	854,170	51,245	2,539,829	1,527,950
Supplemental disclosure of cash flow information
Interest paid from financing activities	52,419	37,739	135,473	99,376
Income and social contribution taxes paid in the year	-	-	81,757	60,938

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

25	Subsequent events

União Terminais Armazéns Gerais Ltda. acquisition

On October 13, 2008, the Company announced to the market, in addition to the Material Notice released on June 06, 2008, the closing of the purchase of União Terminais Armazéns Gerais Ltda. (“União Terminais”), held by Unipar - União das Indústrias Petroquímicas S.A. (“Unipar”). The final amount paid by Ultracargo was R$ 465 million, which corresponds to União Terminais operations in the ports located in Santos, in the state of São Paulo and in Rio de Janeiro, as established by the Sale and Purchase Agreement of Shares signed on June 06, 2008. Ultracargo also assumed União Terminais’ net debt, which amounted to R$ 35 million on September 30, 2008.

Prior to the closing, União Terminais spunoff net assets comprised by the totality of its stake in União/Vopak Armazéns Gerais Ltda. (“União/Vopak”) to Lexington Participações Ltda (“Lexington”), a subsidiary of Unipar, given that all the precedent conditions related to this asset had not yet been accomplished. The closing related to the stake of Lexington in União/Vopak and its respective payment will occur as soon as all the precedent conditions established in the Agreement are accomplished.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Other information considered material by the company

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of September 30, 2008:

	Sep-30-08
	Common	Preferred	Total
Controlling Shareholders	33,748,057	294,732	34,042,789
Board of Directors [1]	46	7	53
Officers [2]	–	153,990	153,990
Fiscal Council	–	1,071	1,071

Note:       1 Shares owned by members of the Board of Directors which were not included in Controlling Shareholders’ position. Should the member not be part of the controlling group, only its direct ownership is included.
2 Shares owned by Officers which were not included in Controlling Shareholders’ and Board of Directors’ positions.

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council:

	Sep-30-08			Sep-30-07
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,057	294,732	34,042,789	33,748,059	293,932	34,041,791
Board of Directors [1]	46	7	53	46	6	52
Officers [2]	–	153,990	153,990	–	191,750	191,750
Fiscal Council	–	1,071	1,071	–	1,071	1,071
Note:       1 Shares which were not included in Controlling Shareholders’ position.
2 Shares which were not included in Controlling Shareholders’ and Board of Directors’ positions

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Total free float and its percentage of total shares as of September 30, 2008:

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999

(-) Shares held in treasury	6,617	2,300,297	2,306,914
(-) Shares owned by Controlling Shareholders	33,748,057	294,732	34,042,789
(-) Shares owned by Management	46	153,997	154,943
(-) Shares owned by affiliates*	–	145,175	145,175

Free-float	15,675,177	83,771,901	99,447,078

% Free-float / Total Shares	31.71%	96.66%	73.07%
*Subsidiaries

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of September 30, 2008:

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,694	66.05%	12	0.00%	32,646,706	23.99%
Caixa de Previdência dos Funcionários do Banco do Brasil [1]	–	–	11,934,824	13.77%	11,934,824	8.77%
Parth Investments Company [2]	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Monteiro Aranha S.A. [3]	5,212,637	10.55%	1,011,888	1.17%	6,224,525	4.57%
Dodge & Cox, Inc. [4]	–	–	4,519,785	5.22%	4,519,785	3.32%
Treasury Shares	6,617	0.01%	2,300,297	2.65%	2,306,914	1.70%
Other	2,252,219	4.56%	65,502,537	75.58%	67,754,756	49.78%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
1 Pension fund of employees of Banco do Brasil headquartered in Brazil
2 Company headquartered outside of Brazil, ownership information is not available
3 Brazilian public listed company, ownership information is publicly available
4 Institutions headquartered outside of Brazil

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Paulo Guilherme Aguiar Cunha	10,654,109	16.86%	–	–	10,654,109	12.03%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Joyce Igel de Castro Andrade	7,071,343	11.19%	2,062,989	8.14%	9,134,332	10.32%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Lucio de Castro Andrade Filho	3,775,470	5.97%	–	–	3,775,470	4.26%
Others	6,245,304	9.88%	448,063	1.77%	6,693,367	7.56%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

1 - Item	2 - Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor’s stakeholders’ equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)
1	Ultragaz Participações Ltda	57.651.960/0001-39	Closely-held subsidiary	100.00%	9.64%	Commercial, industrial and other	4,336	4,336
2	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.56%	9.33%	Commercial, industrial and other	799,972	799,969
3	Bahiana Distribuidora de Gás Ltda	46.395.687/0001-02	Investee of subsidiary/affiliated	100.00%	3.96%	Commercial, industrial and other	24	24
4	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated	56.99%	0.78%	Commercial, industrial and other	2,800	2,800
5	LPG International INC.	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	0.18%	Commercial, industrial and other	1	1
6	Ultracargo - Operações Logisticas e Participações Ltda	34.266.973/0001-99	Closely-held subsidiary	100.00%	4.50%	Commercial, industrial and other	2,461	2,461
7	Transultra - Armazenagem Transportes Especiais Ltda	60.959.889/0001-60	Investee of subsidiary/affiliated	100.00%	1.49%	Commercial, industrial and other	34,999	34,999
8	Terminal Quimico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated	99.45%	2.60%	Commercial, industrial and other	12,541	12,541
9	Petrolog Serviços e Armazéns Gerais Ltda.	05.850.071/0001-05	Investee of subsidiary/affiliated	100.00%	0.13%	Commercial, industrial and other	412	412
10	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00%	43.18%	Commercial, industrial and other	35,102	35,102
11	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated	99.46%	26.04%	Commercial, industrial and other	7,384	6,898
12	Oleoquímica Ind e Com de Prod Quím Ltda.	07.080.388/0001-27	Investee of subsidiary/affiliated	100.00%	5.98%	Commercial, industrial and other	280,815	200,815
13	U. A. T. E. S. P. E. Empreendimentos e Participaçoés Ltda.	09.364.319/0001-70	Investee of subsidiary/affiliated	100.00%	0.00%	Commercial, industrial and other	1	1
14	Empres a Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated	100.00%	0.45%	Commercial, industrial and other	199,323	199,323
15	Oxiteno Argentina Sociedad de Responsabilidad Ltda.	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	0.00%	Commercial, industrial and other	81	66
16	Barrington S.L.	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	2.10%	Commercial, industrial and other	554	548
17	Oxiteno Mexico S.A. de CV	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	0.65%	Commercial, industrial and other	122,048	122,048
18	OXITENO ANDINA, C.A .	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	0.45%	Commercial, industrial and other	12,076	12,076
19	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00%	1.15%	Commercial, industrial and other	27,734	27,734
20	Cia Brasileira de Petróleo Ipiranga	33.069.766/0001-81	Closely-held subsidiary	100.00%	20.05%	Commercial, industrial and other	105,952	105,952
21	am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated	100.00%	0.93%	Commercial, industrial and other	41,742	41,742
22	Centro de Conveniências Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated	100.00%	0.05%	Commercial, industrial and other	1,171	1,171
23	Ipiranga Comercial Importadora e Exportadora Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated	100.00%	0.00%	Commercial, industrial and other	126	126
24	Ipiranga Trading Ltd.	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	0.00%	Commercial, industrial and other	50	50
25	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated	100.00%	0.36%	Commercial, industrial and other	254	254
26	Ipiranga Logística Ltda	08.017.542/0001-89	Investee of subsidiary/affiliated	100.00%	0.02%	Commercial, industrial and other	510	510
27	Ipiranga Imobiliária Ltda	07.319.798/0001-88	Investee of subsidiary/affiliated	100.00%	0.25%	Commercial, industrial and other	7,256	4,101
28	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated	50.00%	2.09%	Commercial, industrial and other	11	11
29	Distrib Produtos Petróleo Ipiranga S/A	92.689.256/0001-76	Closely-held subsidiary	100.00%	12.04%	Commercial, industrial and other	32,000	32,000
30	Comercial Farroupilha Ltda.	92.766.484/0001-00	Investee of subsidiary/affiliated	100.00%	0.02%	Commercial, industrial and other	1,615	1,615
31	Isa-Sul Administração e Participações Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated	100.00%	1.16%	Commercial, industrial and other	46,869	46,869
32	Sociedade Brasileira de Participações Ltda.	08.056.984/0001-34	Closely-held subsidiary	100.00%	1.46%	Commercial, industrial and other	61,510	10
33	Refinaria de Petróleo Ipiranga S.A.	94.845.674/0001-30	Closely-held subsidiary	33.33%	-0.29%	Commercial, industrial and other	9,866	9,866
34	Oxiteno Europe SPRL	OFF-SHORE	Investee of subsidiary/ affiliated	100.00%	0.01%	Commercial, industrial and other	1	1

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

MD&A – Analysis of consolidated earnings

Third Quarter 2008

(1) Key Indicators - Consolidated

(R$ million)	3Q08	3Q07	2Q08	Change 3Q08 X 3Q07	Change 3Q08 x 2Q08	9M08	9M07	Change 9M08 X 9M07
Net sales and services	7,738.6	6,162.8	6,992.4	26%	11%	20,658.4	13,518.0	53%
Cost of sales and services	(7,204.6)	(5,684.2)	(6,504.7)	27%	11%	(19,170.5)	(12,339.3)	55%
Gross Profit	534.0	478.6	487.7	12%	9%	1,487.9	1,178.7	26%
Selling, general and administrative expenses	(359.9)	(342.5)	(334.5)	5%	8%	(1,029.2)	(834.6)	23%
Other operating income (expense), net	4.0	0.8	10.0	400%	(60%)	20.9	4.9	327%
Income from operations before financial items	178.1	136.9	163.2	30%	9%	479.6	349.0	37%
Financial (expense) income, net	(24.5)	(30.0)	(16.4)	(18%)	49%	(78.2)	(65.2)	20%
Equity in subsidiaries and affiliated companies	0.1	(0.1)	-	200%	-	0.2	(0.2)	200%
Non operating income (expense), net	12.2	(1.0)	0.9	1,320%	1,256%	19.4	(2.9)	769%
Income before taxes and social contribution	165.9	105.8	147.7	57%	12%	421.0	280.7	50%
Income and social contribution taxes	(54.7)	(31.3)	(47.3)	75%	16%	(126.2)	(86.7)	46%
Benefit of tax holidays	10.1	3.4	7.4	197%	36%	26.1	9.5	175%
Employees statutory interest	(3.1)	(1.7)	(2.7)	82%	15%	(7.0)	(4.5)	56%
Minority interest	(1.5)	(51.6)	(1.2)	(97%)	25%	(3.2)	(99.8)	(97%)
Net income	116.7	24.6	103.9	374%	12%	310.7	99.2	214%

EBITDA	262.6	218.1	247.7	20%	6%	733.0	558.5	31%

Volume – LPG sales – thousand tons	433	411	411	5%	5%	1,210	1,181	2%
Volume – Fuels sales – thousand of cubic meters	3,175	2,860	3,063	11%	4%	8,955	8,187	9%
Volume – Chemicals sales – thousand tons	152	171	146	(11%)	4%	434	479	(9%)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with: (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar´s consolidate all the businesses acquired from 2Q07 onwards. Except where otherwise mentioned, Ultrapar's financial statements for periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga Pro-forma figures”). For the same reason, when indicated, the figures for operations acquired have been included in all Ultrapar's financial statements relating to quarters prior to 2Q07 (“Ultrapar pro-forma figures”). After the exchange of shares issued by Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga by Ultrapar in 4Q07 (“Share Exchange”), the correspondent portion of the minority interest in that companies was reduced and since October 2007 Ultrapar started to consolidate 100% of the earnings of that companies in its figures. From 01/01/2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business, and the financial statements of Oxiteno and Ipiranga, prior to this date, reflect the current consolidation, retrospectively. The references to the term "Ipiranga", consequently, refer to the fuel and lubricant distribution businesses acquired in the South and Southeast of Brazil and related activities.

(2) Performance Analysis:

Net Sales and Services - Ultrapar's consolidated net sales and services amounted to R$ 7,739 million in 3Q08, 26% and 11% higher than the net sales and services reported in 3Q07 and 2Q08, respectively. In 9M08, Ultrapar's net sales and services totaled R$ 20,658 million, up 53% compared to the same period in 2007, as a consequence of the consolidation of Ipiranga’s net sales from 2Q07 and the growth in all business units.

Ultragaz: According to ANP (Brazilian National Oil Agency), the Brazilian LPG market increased by 4% in 3Q08, compared to the same period of the previous year. In 3Q08, Ultragaz’s sales volume amounted to 433,000 tons, up 5% on the sales volume reported in 3Q07, higher than the market growth rate. Ultragaz's sales volume in the bulk segment was up 8% on 3Q07, as a consequence of the temporary consumption of a major client and the winning of new clients. In the bottled segment, sales volume was up 4% compared to the same period in 2007, basically as a result of commercial initiatives implemented by the company. Compared to 2Q08, Ultragaz's sales volume increased by 5%, as a result of the seasonal variation between the two periods and increased sales in the bulk segment. In 9M08, sales volume amounted to 1,210,000 tons, up 2% on the same period in 2007. Net sales and services at Ultragaz was R$ 917 million in 3Q08, up 13% on 3Q07 and up 7% compared to 2Q08, mainly as a result of a 5% higher volume sold and the increase in the cost of LPG for use in the bulk segment in 2008. In 9M08 Ultragaz's net sales and services totaled R$ 2,517 million, up 7% on 9M07.

Ipiranga: The increase in vehicle sales and measures to improve legislation and inspection implemented in the fuel distribution sector had been positively influencing Ipiranga´s sales volume. In 3Q08, the volume sold amounted to 3,175,000 cubic meters, an 11% increase compared to 3Q07. The combined volume of gasoline, ethanol and NGV increased by 14% (146,000 cubic meters), with emphasis to the 48% increase in hydrated ethanol sales, largely driven by the 21% increase in the sale of flex-fuel vehicles in 3Q08 compared to 3Q07 and the increase in the volume sold by Sindicom members compared to the total volume sold in the fuels market from 57% in 3Q07 to 59% in 3Q08. Diesel volume increased by 10% in the period (172,000 cubic meters), basically as a result of increased economic activity and commercial initiatives implemented by Ipiranga with major clients. Compared to 2Q08, sales volume at Ipiranga was up by 4% (112,000 cubic meters), reflecting typical seasonal variation between the two periods. In 9M08, Ipiranga’s sales volume amounts to 8,955,000 cubic meters, up 9% compared to Ipiranga Pro-forma volume in 9M07. Net sales and services at Ipiranga totaled R$ 6,236 million in 3Q08, 28% and 11% higher than the net sales and services of Ipiranga in 3Q07 and 2Q08, respectively, as a result of (i) the volume sold up 11% and 4% in 3Q08, compared to 3Q07 and 2Q08, respectively and (ii) the increase in the diesel cost. In 9M08 Ipiranga's net sales and services totaled R$ 16,542 million, up 16% on 9M07 pro-forma.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Oxiteno: Oxiteno's sales volume totaled 152,000 tons, an 11% decrease on 3Q07, as a consequence of (i) the scheduled stoppages for maintenance and expansion at the ethylene oxide unit at Mauá and ethanolamines unit at Camaçari, and (ii) lower glycol sales. Sales mix significantly improved, with specialty chemicals proportion increasing from 77% in 3Q07 to 86% in 3Q08. Oxiteno´s specialty chemicals sales volume in 3Q08 totaled 131,000 tons, flat compared to the volume sold in 3Q07, with a 61% increase in the sales of Oxiteno Mexico and Oxiteno Andina, offset by lower sales volume in Brazil, due to the scheduled maintenance stoppage at certain units afore mentioned. Glycol sales volume in 3Q08 was 46% lower than 3Q07, mostly as a result of a decrease in exports. Compared to 2Q08, Oxiteno's sales volume increased 4% driven by the seasonal variation between the two periods. Oxiteno sales volume in 9M08 totaled 434,000 tons, a 9% decrease on 9M07, as a result of scheduled maintenance stoppages at the Camaçari unit in 2Q08, and at Mauá / ethanolamine unit at Camaçari in 3Q08. Oxiteno's net sales and services totaled R$ 494 million in 3Q08, up 12% on 3Q07, despite the 11% reduction in sales volume and the 13% appreciation in the Brazilian Real, as a consequence of a recovery in average prices in dollar terms derived from improved sales mix and commercial initiatives implemented by the company during the last twelve months. Compared to 2Q08, net sales were up 10%, as a result of a 4% increase in sales volume and a 5% improvement in average prices in dollar terms. Net sales and services in 9M08 amounted to R$ 1,357 million up 7% on 9M07.

Ultracargo: Average storage volumes at Ultracargo measured in cubic meters in 3Q08 were 4% and 3% higher than in 3Q07 and 2Q08, respectively, due to the expansion at the Aratu terminal and an increase in the amount of chemicals and ethanol handled at the Santos terminal. In the transport segment, total kilometrage travelled increased 9% and 3% compared to 3Q07 and 2Q08, respectively, as a result of a new operation, which integrates the raw material transportation, in-house logistic operation in the customer’s facility and the delivery of final products to a large customer, which began in 2Q08. In 9M08, Ultracargo accumulates a positive variation of 8% on average storage measured in cubic meters, while kilometres travelled remained stable compared to 9M07. Ultracargo net sales and services amounted to R$ 72 million in 3Q08, up 21% on 3Q07 as a consequence of the increased volume stored and the start-up of a new integrated in-house logistics and transport operation. Compared to 2Q08, Ultracargo's net revenue was up 10%, as a result of the increase in volume stored at the Aratu terminal, the increase in the amount of ethanol handled at the Santos terminal and the new operations started in 2Q08. In 9M08, Ultracargo's net revenue totaled R$ 197 million, up 15% on 9M07.

Cost of Sales and Services: Ultrapar's cost of products sold amounted to R$ 7,205 million in 3Q08, up 27% and 11% on 3Q07 and 2Q08, respectively. In 9M08, Ultrapar's cost of products sold totaled R$ 19,171 million, up 55% on 9M07, basically as a result of the addition of Ipiranga's cost of products sold from 2Q07 and the operations’ growth in the business units.

Ultragaz: Ultragaz's cost of products sold amounted to R$ 794 million in 3Q08, a 14% increase compared 3Q07, mainly as a result of the 5% increase in sales volume and the successive increases in the ex-refinery price for use in the bulk segment during 2008, with an accumulated impact of approximately R$ 400/ton in the cost of LPG for this segment. On a similar way, compared to 2Q08, Ultragaz's cost of products sold was up 7%, as a result of the 5% increase in the volume sold and the increase in the ex-refinery LPG price for use in the bulk segment in July, with an impact of approximately R$ 70/ton. In 9M08 Ultragaz's cost of products sold totaled R$ 2,182 million, up 10% on 9M07.

Ipiranga: Ipiranga's cost of products sold amounted to R$ 5,939 million in 3Q08, up 29% and 12% on 3Q07 and 2Q08, respectively, as a result of the higher sales volume and the increase in the diesel cost, derived from the increase in the ex-refinery price in May 2008 and the mandatory increase in the percentage of bio-diesel added to diesel from July 2008. In 9M08, Ipiranga's cost of products sold totaled R$ 15,692 million, up 16% on 9M07 Pro-forma.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Oxiteno: The cost of products sold at Oxiteno in 3Q08 amounted to R$ 402 million, up 11% on 3Q07, despite the 11% reduction in sales volume and the 13% appreciation in the Brazilian Real, due to higher raw materials unit costs in dollar and the R$ 8 million impact of the scheduled maintenance stoppage at Mauá unit in 3Q08. Compared to 2Q08, Oxiteno's cost of products sold increased by 7%, as a result of the 4% increase in the volume sold and higher raw material unit cost in dollar in 3Q08. In 9M08 Oxiteno's cost of products sold amounted to R$ 1,114 million, up 9% on 9M07.

Ultracargo: Ultracargo's cost of services provided in 3Q08 amounted to R$ 49 million, up 35% and 9% compared to 3Q07 and 2Q08, respectively, as a consequence of (i) additional cost related to new operations, (ii) higher costs in the transport segment, mainly as a result of the increase in the diesel cost, and (iii) higher personnel expenses as a result of annual collective wage agreements. In 9M08 the cost of services provided was up 28% compared to 9M07.

Gross Profit: In 3Q08 Ultrapar reported a gross profit of R$ 534 million, up 12% on 3Q07 and 9% on 2Q08. In 9M08 the gross profit amounted to R$ 1,488 million, 26% up on 9M07, as a result of the addition of Ipiranga´s gross profit from 2Q07.
Sales, General and Administrative Expenses: Ultrapar's sales, general and administrative expenses amounted to R$ 360 million in 3Q08, up 5% and 8% on 3Q07 and 2Q08, respectively. In 9M08, Ultrapar's sales, general and administrative expenses totaled R$ 1,029 million, up 23% on 9M07, mainly as a result of the addition of Ipiranga’s sales, general and administrative expenses added from 2Q07.

Ultragaz: Sales, general and administrative expenses at Ultragaz totaled R$ 88 million in 3Q08, up 5% on 3Q07, basically as a consequence of the 5% increase in the volume sold and the impact of inflation on personnel expenses. Compared to 2Q08, Ultragaz's sales, general and administrative expenses decreased by 3%, despite the 5% increase in the volume sold, as a result of the increase in marketing and commercial initiatives in the bottled segment in 2Q08, and cost reduction measures implemented. In 9M08 sales, general and administrative expenses totaled R$ 264 million, up 5% on 9M07.

Ipiranga: Sales, general and administrative expenses at Ipiranga totaled R$ 178 million in 3Q08, practically stable compared to 3Q07. Sales expenses were up by 14% on 3Q07, as a result of (i) the 11% increase in the volume sold, (ii) the increase in the diesel costs, with impact in freight expenses and (iii) higher expenses with advertising and marketing, including those related to the campaign of the Texaco acquisition and the launch of Ipirangashop.com. General and administrative expenses reduced by 14%, as a consequence of organizational optimizations implemented since the acquisition and the end of CPMF tax, partially offset by higher personnel expenses as a result of annual collective wage agreements, the increase in variable remuneration in line with the improvement in earnings, and higher environmental related expenses. Compared to 2Q08, sales, general and administrative expenses were up 16% as a result of the same reasons mentioned related to 3Q07, and lower expenses with advertising and marketing in 2Q08. In 9M08 Ipiranga's sales, general and administrative expenses totaled R$ 499 million, down 4% on 9M07 Pro-forma.

Oxiteno: Sales, general and administrative expenses at Oxiteno totaled R$ 60 million in 3Q08, up 7% compared to 3Q07, as a consequence of (i) an increase in the freight unit costs as a result of the increase in fuels cost, (ii) the addition of Oxiteno Andina's expenses from September 2007, (iii) higher personnel expenses as a result of annual collective wage agreements and (iv) the increase in variable remuneration. Compared to 2Q08, sales, general and administrative expenses were 5% up, in line with the volume sold in the period. Sales, general and administrative expenses in 9M08 were down 3% compared to 9M07.

Ultracargo: Sales, general and administrative expenses totaled R$ 20 million in 3Q08, up 18% on 3Q07, mainly as a result of higher personnel expenses related to the annual collective wage agreements and expenses related to new operations started-up in 1H08. Compared to 2Q08, sales, general and administrative expenses were stable. In 9M08, sales, general and administrative expenses totaled R$ 61 million, up 19% compared to 9M07.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Income from Operations before Financial Items: Ultrapar reported an income from operations before financial items of R$ 178 million in 3Q08, 30% higher than the income from operations before financial items in 3Q07 and 9% up on 2Q08. The income from operations before financial items in 9M08 was R$ 480 million, 38% higher than 9M07, as a result of adding Ipiranga results from 2Q07.

Financial Results: Ultrapar reported net financial expenses of R$ 25 million in 3Q08, R$ 5 million lower than the net expense of R$ 30 million in 3Q07. The decrease in net financial expenses in 3Q08 mainly reflects the reduction of Ultrapar's net debt in 9M08, as a result of the payments received from Petrobras and Braskem related to the Ipiranga acquisition. Ultrapar ended 3Q08 with net debt of R$ 798 million, compared to a net debt of R$ 1,278 million in 3Q07. Compared to 2Q08, financial expenses were R$ 8 million higher, as a result of higher interest rates and higher net debt.

Non-operating Results: Ultrapar's non-operating results in 3Q08 amounted to R$ 12 million, substantially as a result of the sale of assets, notably the equity interest in Petroquímica União S.A. formerly owned by Oxiteno.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 45 million in 3Q08, 60% higher than 3Q07, basically as a result of higher pre-tax profit, partially offset by Oxiteno´s tax benefits at the Camaçari unit. These benefits had expired in December 2006 and were renewed on October 31, 2007. Comparing with the 2Q08 the income and social contribution was 12% higher, net of benefit of tax holidays as a consequence of the increase of income before taxes.

Net earnings: Consolidated net earnings in 3Q08 amounted to R$ 117 million, 374% up on 3Q07, basically as a result of (i) the 20% increase in EBITDA, (ii) the temporary effects on net debt and minority interest in 3Q07, related to the Ipiranga acquisition and (iii) the positive effect from the benefit of tax holidays, explained above. Compared to 2Q08, consolidated net earnings in 3Q08 were 12% higher, basically due to the increase in EBITDA between the periods.

EBITDA: Ultrapar presented earnings before interest, taxes, depreciation and amortization (EBITDA) of R$ 263 million in 3Q08, up 20% and 6% compared to 3Q07 and 2Q08 respectively. In 9M08, Ultrapar's EBITDA amounted to R$ 733 million, up 31% compared to 9M07, mainly as a consequence of the addition of Ipiranga´s EBITDA from 2Q07.

Ultragaz: Ultragaz reported EBITDA of R$ 66 million in 3Q08, up 7% compared to 3Q07 as a result of the increase in sales volume and the increase of R$ 4/ton in gross profit. Compared to 2Q08, EBITDA was up 22% as a result of (i) a 5% increase in sales volume, (ii) the gross profit per unit R$ 6/ton higher and (iii) lower general and administrative expenses. In 3Q08 Ultragaz reported EBITDA per unit of R$ 153/ton, higher than the R$ 131/ton reported in 2Q08 and the R$ 151/ton in 3Q07. In nine months, Ultragaz's EBITDA totaled R$ 161 million, 20% below the same period in 2007, as a result of a more competitive market in the bottled segment during 1H08.

Ipiranga: EBITDA at Ipiranga totaled R$ 142 million in 3Q08, up 35% on 3Q07, basically as a result of an 11% increase in sales volume and consequent higher operational leverage. Compared to 2Q08, EBITDA was 6% down, mainly as a result of higher sales expenses in 3Q08, and lower expenses with advertising and marketing in 2Q08. Ipiranga's EBITDA amounted to R$ 422 million, 38% higher than in 9M07.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Oxiteno: Oxiteno's EBITDA amounted to R$ 43 million in 3Q08, up 19% on 3Q07, basically as a result of the improved sales mix and commercial initiatives introduced by the company over the last 12 months, which resulted in a recovery in average prices in dollars, more than offseting higher raw material unit costs in dollars, the appreciation in the Brazilian Real and the impact on volume and costs related to the scheduled stoppages at Camaçari and Mauá. Compared to 2Q08, Oxiteno's EBITDA was 63% up as a result of increased sales volume and improvement in average prices in dollars. In 9M08, Oxiteno´s EBITDA totaled R$ 117 million, 8% up on 9M07.

Ultracargo: Ultracargo reported EBITDA of R$ 11 million in 3Q08, R$ 1 million lower than in 3Q07 as a result of higher costs in the transport segment and higher personnel expenses, which offset the effects of the increase in the products handled at the terminals and higher kilometrage travelled due to new operations. Compared to 2Q08, Ultracargo's EBITDA was 35% up as a result of the maturing of new operations started-up in 1H08. In 9M08 Ultracargo's EBITDA totaled R$ 30 million, 17% down compared to 9M07.

EBITDA

R$ million	3Q08	3Q07	2Q08	Change 3Q08 x 3Q07	Change 3Q08 x 2Q08	9M08	9M07	Change 9M08 x 9M07
Ultrapar	263	218	248	20%	6%	733	558	31%
Ultragaz	66	62	54	7%	22%	161	200	(20%)
Ipiranga	142	105	151	35%	(6%)	422	305	38%
Oxiteno	43	37	27	19%	63%	117	108	8%
Ultracargo	11	12	8	(9%)	35%	30	36	(17%)

In accordance with the requirements of CVM Resolution 381/0, we inform that our independent auditors KPMG Auditores Independentes have not performed any service other than the external audit and related services for Ultrapar and affiliated companies and subsidiaries, during these nine months of 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 6, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Interim Financial Information)